 Exhibit 99.2

MACK
GFL
GREEN FOR LIFE

GFL ENVIRONMENTAL INC.

Notice of 2021 Annual General Meeting of Shareholders and Management Information Circular

GFL GREEN FOR LIFE environmental

Dear Fellow Shareholders:
On behalf of the Board of Directors, I am pleased to invite you to attend the first Annual Meeting of Shareholders of GFL Environmental Inc. on Wednesday May 19, 2021 at 10 a.m. (Eastern time). We will be holding our meeting in a live, virtual-only format, conducted via webcast at: https://web.lumiagm.com/491100091.
This is not how we had envisioned holding our first meeting of shareholders as a public company and while we were looking forward to meeting more of you in person, we recognize the need to continue to keep our employees, shareholders and communities safe during the lingering impact of the COVID-19 pandemic.
Annual meetings present an opportunity for shareholders to ask questions of management and express their views. Even though this will be a virtual meeting, shareholders will be able to vote on all business properly brought before the meeting and submit questions for consideration of management, similar to an in-person meeting. I encourage each of you to consider the items of business outlined in the attached Management Information Circular and to cast your vote. I also encourage you to submit questions for management during the webcast through the link noted above.
I look forward to speaking with you all on May 19.
MESSAGE FROM Our Founder and CEO

GFL ENVIRONMENTAL INC.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To the holders of Subordinate Voting Shares, Multiple Voting Shares and Series A Convertible Preferred Shares:
NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the holders of subordinate voting shares, multiple voting shares and Series A convertible preferred shares (collectively, the “shares”) of GFL Environmental Inc. (“GFL”) will be held on May 19, 2021 at 10:00 a.m. (Toronto time) via live audio webcast at https://web.lumiagm.com/491100091 (case sensitive password: gfl2021) for the following purposes:
1.
To receive GFL’s annual audited financial statements for the financial year ended December 31, 2020, including the external auditors’ report thereon;

2.
To elect the directors of GFL who will serve until the end of the next annual general meeting of shareholders or until their successors are elected or appointed;

3.
To appoint the external auditors of GFL, who will serve until the end of the next annual general meeting of shareholders and authorize the board of directors of GFL to fix their remuneration;

4.
To consider an advisory non-binding resolution on GFL’s approach to executive compensation disclosed in the Circular (as defined below); and

5.
To consider such other business that may properly come before the Meeting or any adjournment thereof.

Our management information circular (the “Circular”) dated April 8, 2021 provides additional information relating to matters to be dealt with at the Meeting. Shareholders are reminded to review the Circular before voting.
In this Notice, “we”, “us”, “our”, “GFL” and the “Company” refer to GFL Environmental Inc. and all entities controlled by it unless the context otherwise requires. “You” and “your” refer to GFL’s shareholders.
Virtual only format
This year, to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders resulting from the unprecedented public health impact of COVID-19, the Company is holding the Meeting in a virtual only format, which will be conducted via live audio webcast. Subject to the requirements described herein, all shareholders, regardless of geographic location and equity ownership, will have an equal opportunity to participate at the Meeting and engage with directors of the Company and management as well as other shareholders. However, shareholders will not be able to attend the Meeting in person.
Registered shareholders and duly appointed proxyholders will be able to attend and vote at the Meeting online. Non-registered shareholders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests, but guests will not be able to vote at the Meeting.
Meeting attendees can ask questions prior to or during the Meeting by following the instructions on the Meeting website. Questions relevant to the business of GFL or the Meeting may be submitted in the field provided by the virtual Meeting platform. An audio recording
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of the Meeting, including the question and answer segment, will be available on our website at http://investors.gflenv.com after the Meeting.
You have the right to vote
You are entitled to receive notice of and vote at the Meeting or any adjournment or postponement of the Meeting if you are a holder of GFL’s shares on the record date, which the board of directors of the Company has fixed as April 5, 2021. No shareholders becoming shareholders of record after that time will be entitled to vote at the Meeting, or any adjournment or postponement thereof.
Your vote is important
As a GFL shareholder, it is important that you read this notice and the accompanying materials carefully. This notice is accompanied by a copy of our Circular and a form of proxy or voting instruction form, as applicable, for the shares, the audited annual financial statements of the Company for the fiscal year ended December 31, 2020 and the management’s discussion and analysis thereon (collectively, the “Meeting Materials”). These Meeting Materials, as well as the Company’s Annual Report (the “Annual Report”) on Form 20-F for the year ended December 31, 2020 dated February 25, 2021 (which, for purposes of applicable Canadian securities laws, constitutes the Company’s annual information form), can also be viewed under the Company’s profile on SEDAR at http://sedar.com, on EDGAR at http://sec.gov and on the Company’s website at http://investors.gflenv.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Notice and is not incorporated by reference herein.
You have one vote for each subordinate voting share and 10 votes for each multiple voting share you held on April 5, 2021. You have one vote for each Series A convertible preferred share (the “Convertible Preferred Shares”) you held on April 5, 2021, provided that you are deemed to have held such number of Convertible Preferred Shares that is equal to the number of subordinate voting shares into which your Convertible Preferred Shares were convertible pursuant to the terms of the Convertible Preferred Shares as of such date.
If you are a registered shareholder or duly appointed proxyholder, you are entitled to vote at the Meeting online. If you are unable to attend the Meeting, you are requested to vote your shares using the form of proxy or voting instruction form, as applicable, in the accompanying Meeting Materials.
Registered shareholders should complete and sign the form of proxy and return it in the envelope provided. Alternative methods of voting by proxy are outlined in the Circular. If you are a non-registered shareholder, you should review the voting instruction form provided by your intermediary, which sets out the procedures to be followed for shares held through intermediaries.
Shareholders who wish to appoint a proxyholder other than the persons designated by us (including a non-registered shareholder who wishes to appoint themselves as proxyholder) must carefully follow the instructions on their form of proxy or voting instruction form, as applicable. These instructions include the additional step of registering such proxyholder with our transfer agent, Computershare Investor Services Inc. (“Computershare”), after submitting their form of proxy or voting instruction form, as applicable. Failure to register the proxyholder will result in the proxyholder not receiving a username that is required for them to participate or vote at the Meeting online and, consequently, only being able to attend the Meeting online as a guest. To register a proxyholder, shareholders MUST visit http://computershare.com/GFL and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a username via email. Non-registered shareholders located in the United States must also provide Computershare
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with a duly completed legal proxy by email to uslegalproxy@computershare.com, or by courier to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, if they wish to vote at the Meeting or appoint a third-party as their proxyholder.
To be valid, proxies must be received by our transfer agent, Computershare, by no later than 10:00 a.m. (Toronto time) on May 17, 2021, or, if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed meeting.
Shareholders can contact our transfer agent, Computershare, toll free at 1-800-564-6253 or by email at Service@Computershare.com, for more information regarding how to vote their shares.
By order of the Board of Directors,
(signed) Patrick Dovigi

Patrick Dovigi
President, Chief Executive Officer and
Chair of the Board of Directors
Vaughan, Ontario
April 8, 2021
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MANAGEMENT INFORMATION CIRCULAR FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
About this Management Information Circular
This management information circular (the “Circular”) is provided in connection with our annual general meeting (the “Meeting”) of the holders of subordinate voting shares, multiple voting shares and Series A convertible preferred shares (collectively referred to herein as the “shares”) of GFL Environmental Inc. (the “Company”) to be held on May 19, 2021 at 10:00 a.m. (Toronto time) via live audio webcast at https://web.lumiagm.com/491100091 (case sensitive password: gfl2021). Your proxy is solicited by the management of the Company for the items described in the Notice of Meeting (the “Notice”). We usually make our request by mail, but our employees or agents may also solicit your proxy by telephone, internet, fax or other ways at a nominal cost borne by the Company.
This year, to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders resulting from the unprecedented public health impact of COVID-19, the Company is holding the Meeting in a virtual only format, which will be conducted via live audio webcast. All shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate at the Meeting and engage with directors of the Company and management as well as other shareholders. Shareholders will not be able to attend the Meeting in person.
The information in this document is as of April 8, 2021, unless otherwise indicated.
References to “we”, “us”, “our”, “GFL” and “the Company” refer to GFL Environmental Inc. and all entities controlled by it unless the context otherwise requires. “You” and “your” refer to GFL shareholders. Unless otherwise indicated, all references to “$” or “dollars” in this Circular refer to Canadian dollars and all references to U.S. dollars and “US$” are to United States dollars.
Cautionary Note Regarding Forward-Looking Statements
This Circular contains forward-looking statements within the meaning of applicable securities laws. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors described in greater detail under the heading entitled “Risk Factors” in the Annual Report.
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Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information contained in this Circular represents our expectations as of the date of this Circular (or as the date they are otherwise stated to be made) and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable laws.
Explanatory Note
On March 5, 2020, GFL completed its initial public offering of 75,000,000 subordinate voting shares and a concurrent public offering of 15,500,000 tangible equity units for total gross proceeds to us of  $2,888.8 million (US$2,168.8 million) (collectively, the “IPO”). In connection with the IPO, GFL Environmental Inc. amalgamated with GFL Environmental Holdings Inc. (“Holdings”) and continued as GFL Environmental Inc. In connection with such amalgamation, we amended our articles (the “Articles”) to, among other things, create an unlimited number of subordinate voting shares, an unlimited number of multiple voting shares, and an unlimited number of preferred shares. All of the issued and outstanding shares of GFL Environmental Holdings Inc. were then exchanged for subordinate voting shares and multiple voting shares of the Company. Our Articles were further amended on September 30, 2020 to create the Series A convertible preferred shares (the “Convertible Preferred Shares”).
PROXY SUMMARY
This summary highlights some of the important information contained in this Circular. It does not contain all of the information that you should consider, and you should read the entire Circular carefully before voting.
Shareholder Voting Matters and Board Recommendation
Voting Matter	Board Recommendation
Proposal 1 – Election of Directors: The eight director nominees set out below are being elected to hold office until the close of the next annual meeting or until their respective successors are elected or appointed (page 9).	FOR each director nominee
Proposal 2 – Appointing Deloitte LLP as auditors: Deloitte LLP is being appointed as the Company’s external auditor until the next annual general meeting of shareholders or until a successor auditor is appointed and that the Board be authorized to fix the auditor’s remuneration (page 18).	FOR
Proposal 3 – Consideration of Company Approach to Executive Compensation: The Company is providing shareholders with the opportunity to consider an advisory non-binding resolution on the Company's approach to executive compensation disclosed in the Circular (the “Say on Pay Advisory Resolution”) (page 18).	FOR
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Nominees for Directors
				Committee
Name	Age	Tenure	Independent	Audit	Nomination, Governance and Compensation
Patrick Dovigi	41	Since 2007
Dino Chiesa	72	Since 2007	✔	✔	✔
Arun Nayar	70	Since 2018	✔	✔	✔
Paolo Notarnicola	46	Since 2018	✔		✔
Ven Poole	59	Since 2018
Blake Sumler	50	Since 2018	✔
Raymond Svider	58	Since 2018	✔
Violet Konkle	67	Since 2021	✔	✔
Company Highlights
GFL is the fourth largest diversified environmental services company in North America, as measured by revenue and North American operating footprint. We have secured our significant footprint and leadership position in the environmental solutions market through continual innovation, strategic and targeted growth, an inherent commitment to sustainability and investing in our employees and communities. Our disciplined ability to identify, execute and integrate value enhancing acquisitions has been a key driver of our growth to date. Since commencing operations in 2007, we have completed over 140 acquisitions.
During the past year, the price of our subordinate voting shares increased from an IPO price of US$19.00 to US$29.18 on the New York Stock Exchange (“NYSE”) on December 31, 2020. This growth was driven in part by our executive team’s ability to execute on our strategy to grow the business, including organically and through acquisition, all while navigating the unprecedented challenges resulting from the COVID-19 pandemic and transitioning to a public company.
2020 Executive Compensation Program
•
Pay-for-Performance (page 26);

•
Adoption and implementation of the Company’s Long-Term Incentive Plan (page 27);

•
Double-trigger change of control for our CEO and other NEOs (page 30);

•
Compensation Clawback Policy (page 29);

•
Anti-Hedging Policy (page 29);

•
Independent compensation consultant and peer group benchmarking (page 25); and

•
“Say on Pay” vote (page 18).

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Corporate Governance and Risk Management Highlights
•
Majority Voting Policy for the election of directors (page 11);

•
Code of Ethics (page 45);

•
Minimum Share Ownership Guidelines for our eligible directors and NEOs (page 28);

•
Environmental, Social and Governance initiatives (page 49);

•
Skills Matrix for the assessment of Board composition and skills (page 44); and

•
Board and Senior Executive Diversity Policy (page 50).

Important Information
As a GFL shareholder, it is important that you read the information in the Circular carefully and then vote your shares, either by proxy or by attending the online Meeting. Whether or not you plan to attend the Meeting, we encourage you to vote and submit your proxy in order to ensure the presence of a quorum. Accompanying the Circular is a form of proxy or voting instruction form, as applicable, for the shares, the audited annual financial statements of the Company for the fiscal year ended December 31, 2020 and the management’s discussion and analysis thereon (the “Meeting Materials”). These Meeting Materials, as well as the Company’s Annual Report (the “Annual Report”) on Form 20-F for the year ended December 31, 2020 dated February 25, 2021 (which, for purposes of applicable Canadian securities laws, constitutes the Company’s annual information form), can also be viewed under the Company’s profile on SEDAR at http://sedar.com, on EDGAR at http://sec.gov and on the Company’s website at http://investors.gflenv.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Circular and is not incorporated by reference herein.
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GENERAL INFORMATION
As a registered shareholder, you have the right to attend and vote at the Meeting as set out in this Circular. Please read this Circular, as it gives you information that you need to know to cast your vote. We also encourage you to read our 2020 Financial Statements and 2020 MD&A (each as defined below). The following information provides guidance on how to vote your shares.
Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves or a third party as proxyholder) will be able to attend and vote at the Meeting online. Non-registered shareholders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests, but guests will not be able to vote at the Meeting.
The information in this document is as of April 8, 2021, unless otherwise indicated.
References to “we”, “us”, “our”, “GFL” and “the Company” refer to GFL Environmental Inc. and all entities controlled by it unless the context otherwise requires. “You” and “your” refer to GFL shareholders. Unless otherwise indicated, all references to “$” or “dollars” in this Circular refer to Canadian dollars and all references to U.S. dollars and “US$” are to United States dollars. If you have any questions about any of the information in this Circular, please contact Mindy Gilbert, Executive Vice President and General Counsel at mgilbert@gflenv.com.
Voting Information
As a shareholder of GFL, it is very important that you read this information carefully and then vote your shares, either by proxy or by attending the online Meeting.
Voting by proxy means that you are giving the person or people named on your proxy form (each a “proxyholder”) the authority to vote your shares for you at the Meeting or any adjournment or postponement thereof. A proxy form or voting instruction form, as applicable, is included in the Meeting Materials.
If you vote by proxy, the individuals who are named on the proxy form will vote your shares for you, unless you appoint someone else to be your proxyholder. You have the right to appoint another person of your choice who need not be a shareholder to represent you at the Meeting. If you appoint someone else, they must attend the online Meeting to vote your shares. See “How to Vote – Registered Shareholders” or “How to Vote – Non-Registered Shareholders” for additional information.
If you are voting your shares by proxy, our transfer agent, Computershare Investor Services Inc. (“Computershare”), or other agents we appoint must receive your signed proxy form by 10:00 a.m. (Toronto time) on May 17, 2021 or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed meeting. The time limit for deposit of proxies may be waived by the chair of the Meeting (the “Chair of the Meeting”) in the Chair of the Meeting’s sole discretion without notice.
How to Attend the Online Meeting
This year, to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders resulting from the unprecedented public health impact of COVID-19, we will hold our Meeting in a virtual only format, which will be conducted via live audio webcast. Shareholders will not be able to physically attend the Meeting.
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Registered Shareholders (as defined below) and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/491100091. Such persons may enter the Meeting by clicking “I have a login” and entering a username and the case sensitive password “gfl2021” before the start of the Meeting. The username for registered shareholders is the 15-digit control number located on the form of proxy or in the email notification you received. The username for duly appointed proxyholders will be provided to you by Computershare after the voting deadline has passed.
Guests, including Non-Registered Shareholders (as defined below) who have not duly appointed themselves as a proxyholder, can login to the Meeting by clicking “I am a guest” and completing the online form. Guests will be able to listen to the Meeting, but will not be able to vote at the Meeting. See “How to Vote – Registered Shareholders” or “How to Vote – Non-Registered Shareholders” for additional information on voting at the Meeting and additional information on appointing yourself as a proxyholder and registering with Computershare.
Meeting attendees can ask questions prior to or during the Meeting by following the instructions on the Meeting website. Questions relevant to the business of GFL or the Meeting may be submitted in the field provided by the virtual Meeting platform. An audio recording of the Meeting, including the question and answer segment, will be available on our website at http://investors.gflenv.com after the Meeting.
If you attend the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to participate in the Meeting. The Meeting will begin promptly at 10:00 a.m. (Toronto time) on May 19, 2021, unless otherwise adjourned or postponed. Online check-in will begin one hour prior to the Meeting, at 9:00 a.m. (Toronto time). You should allow ample time for online check-in procedures. If you have difficulty accessing the Meeting, live technical support will be available on the virtual Meeting platform.
How to Vote – Registered Shareholders
You are a registered shareholder (“Registered Shareholder”) if your name appears on your share certificate, Direct Registration System Statement or on the register maintained by our transfer agent, Computershare. If you are a Registered Shareholder, you will receive a proxy form.
Voting by Proxy Before the Meeting
You may vote before the Meeting by completing your form of proxy in accordance with the instructions provided therein. Registered Shareholders have three options to vote by proxy:
Online:	Go to www.investorvote.com and follow the instructions on screen. You will need the 15-digit control number listed on your proxy. You do not need to return your proxy form if you vote on the Internet.
By Mail or Courier:
Complete, sign and date the proxy form and return it in the envelope we have provided to 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, Attn: Proxy Department. Proxies must be returned in advance of the deadline. Please see the form of proxy for more information.

By Fax:	Complete, sign and date the proxy form and return it by fax to Computershare at 1-866-249-7775. Proxies must be returned in advance of the deadline. Please see the form of proxy for more information.
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If you vote by proxy, the individuals named on the proxy form will vote your shares for you unless you appoint someone else to be your proxyholder. You have the right to appoint another person of your choice who need not be a shareholder to represent you at the Meeting, (a “third-party proxyholder”) other than the persons designated in the proxy form. See below under “Appointment of a Third-Party as Proxy” for instructions.
Appointment of a Third-Party as Proxy
If you wish to appoint a third-party proxyholder to represent you and vote your shares at the Meeting, you MUST submit your form of proxy appointing that third-party proxyholder prior to registering such proxyholder with our transfer agent, Computershare. Registering your third-party proxyholder with Computershare is an additional step to be completed AFTER you have submitted your form of proxy. Failure to register the proxyholder will result in the proxyholder not receiving a username that is required for them to vote at the Meeting and, consequently, only being able to attend the Meeting as a guest.
•
Step 1: Submit your form of proxy:  To appoint a third-party proxyholder, insert such person’s name in the blank space provided in the form of proxy and follow the instructions for submitting such form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy.

•
Step 2: Register your proxyholder:  To register a third-party proxyholder, shareholders MUST visit http://computershare.com/GFL and provide Computershare with their proxyholder’s contact information by no later than 10:00 a.m. (Toronto Time) on May 17, 2021, or 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of any adjournment(s) or postponement(s) of the Meeting. Computershare will then provide the proxyholder with a username by email after the proxy voting deadline has passed. See “How to Attend the Online Meeting” for additional information on how to login to the Meeting. Without a username, proxyholders will not be able to vote at the Meeting but will be able to attend as a guest.

Make sure that the person you appoint as your third-party proxyholder is aware that he or she has been appointed and attends the Meeting.
Voting Online at the Meeting
If you are a Registered Shareholder and choose to vote online at the Meeting, you do not need to complete or return your proxy form. Simply login to the Meeting and complete a ballot online during the Meeting. The 15-digit control number located on the proxy form or voting instruction form, as applicable, is the username for purposes of logging in to the Meeting. If you are a duly appointed proxyholder, your username will have been provided to you by Computershare. See “How to Attend the Online Meeting” for additional information on how to login to the Meeting.
Changing or Revoking your Vote
You can change a vote you made by proxy by:
•
voting again online at www.investorvote.com before 10:00 a.m. (Toronto time) on May 17, 2021; or

•
completing a proxy form or voting instruction form, as applicable, that is dated later than the proxy form or voting instruction form you are changing and mailing or faxing it to Computershare so that it is received before 10:00 a.m. (Toronto time) on May 17, 2021.

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You can revoke a vote you made by proxy by:
•
completing a proxy form or voting instruction form, as applicable, that is dated later than the proxy form or voting instruction form you are revoking and mailing or faxing it to Computershare so that it is received before 10:00 a.m. (Toronto time) on May 17, 2021;

•
sending a revocation notice in writing to the Corporate Secretary of the Company at its registered office so that it is received at any time up to and including the last business day before the date of the Meeting or any adjournment or postponement thereof; or

•
requesting from the Chair in writing on the day of the Meeting or any adjournment or postponement thereof that your proxy be revoked.

The written request can be from you or your authorized attorney.
If as a Registered Shareholder you are using your 15-digit Control Number to login to the Meeting and you accept the terms and conditions, you will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you vote by online ballot at the Meeting, you will be revoking any and all previously submitted proxies for the Meeting. If you do not vote by online ballot at the Meeting, your previously submitted proxies will not be revoked and will continue to be counted by Computershare in tabulating the vote with respect to the matters put forth at the Meeting.
How to Vote – Non-Registered Shareholders
You are a non-registered (or beneficial) shareholder (a “Non-Registered Shareholder”) if your shares are registered in the name of an intermediary such as a bank, trust company, securities dealer, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans (each an “Intermediary”) or in the name of a depository (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant. If so, your shares will not be registered in your name on our records. Unless you instruct your Intermediary to vote in accordance with their request for voting instructions, they are generally prohibited from voting your shares, as shares should only be voted upon instructions of the beneficial holder. To vote by proxy before the Meeting, complete and return the enclosed form of proxy or voting instruction form in accordance with the instructions provided therein.
You may also vote your shares online through your nominee by following the instructions provided to you by them. Please read the instructions below regarding how to vote at, or attend, the Meeting under “Voting Online at the Meeting or Appointment of a Third-Party as Proxy” in the Circular.
If you are not sure whether you are a Registered Shareholder or a Non-Registered Shareholder, please contact our transfer agent, Computershare:
Phone:	1-800-564-6253 (toll-free in Canada and the United States)	514-982-7555 (from outside Canada and the United States)
Fax:	Fax: 1-888-453-0330 (toll-free in Canada and the United States)	514-982-7635 (from outside Canada and the United States)
Mail:	100 University Avenue, 8th Floor, Toronto ON M5J 2Y1
E-mail:	Service@Computershare.com
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Voting Online at the Meeting or Appointment of a Third-Party as Proxy
We do not have access to the names or holdings of our Non-Registered Shareholders. If you are a Non-Registered Shareholder and wish to vote at the Meeting, or have a third-party attend and vote on your behalf, you MUST submit your voting instruction form or form of proxy (as applicable), appointing yourself or such third-party proxyholder AND you must also register yourself or such third-party proxyholder with our transfer agent, Computershare, after submitting your voting instruction form or form of proxy. Registering yourself or your third-party proxyholder with Computershare is an additional step to be completed AFTER you have submitted your voting instruction form or form of proxy. Failure to register the proxyholder will result in the proxyholder not receiving a control number that is required for them to vote at the Meeting and, consequently, only being able to attend the Meeting as a guest.
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Step 1: Submit your voting instruction form or form of proxy:  Appoint yourself or the third-party you wish to appoint as proxyholder by inserting your own name, or such third-party’s name, in the space provided on the voting instruction form or form of proxy sent to you by your Intermediary. Follow all of the applicable instructions provided by your Intermediary (including the deadline). It is important that you carefully comply with the signature and return instructions provided by your Intermediary. If you have not received a package containing a voting instruction form or form of proxy, please contact your Intermediary.

•
Step 2: Register your proxyholder:  To register yourself, or the third-party you wish to appoint as your proxyholder, you must visit http://computershare.com/GFL and provide Computershare with your proxyholder’s contact information by 10:00 a.m.(Toronto Time) on May 17, 2021, or 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of any adjournment(s) or postponement(s) of the Meeting. Computershare will then provide you or the third-party proxyholder with a username by email after the proxy voting deadline has passed. See “How to Attend the Online Meeting” for additional information on how to login to the Meeting.

If you do not duly appoint yourself as proxyholder then you will only be able to attend the Meeting as a guest. Guests will be able to listen to the Meeting, but will not be able to vote at the Meeting.
If you are a Non-Registered Shareholder located in the United States and wish to vote at the Meeting or, if permitted, appoint a third-party as your proxyholder, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the voting instruction form sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Computershare. Requests for registration from Non-Registered Shareholders located in the United States that wish to vote at the Meeting or, if permitted, appoint a third-party as their proxyholder must be sent by email to uslegalproxy@computershare.com, or by courier to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, and, in both cases must be labeled “Legal Proxy” and received no later than the voting deadline of 10:00 a.m.(Toronto time) on May 17, 2021 or 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of any adjournment(s) or postponement(s) of the Meeting. Non-Registered Shareholders located in the United States must also register their proxyholder with Computershare as described above.
GFL ENVIRONMENTAL INC.   |   2021 INFORMATION CIRCULAR      5

Revoking your Vote
A Non-Registered Shareholder may revoke a voting instruction form or proxy which has been given to an Intermediary by written notice to the Intermediary or by submitting a voting instruction form or proxy bearing a later date in accordance with the applicable instructions. In order to ensure that an Intermediary acts upon a revocation of a proxy or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting.
Exercise of Discretion of Proxyholders
You can choose to vote “For”, or “Withhold” or “Against”, as applicable, on the items listed on the proxy form or voting instruction form. When you sign the proxy form, you authorize the directors and/or officers of the Company who are named in the proxy form to vote your shares for you at the Meeting according to your instructions, unless you have appointed a third-party proxyholder to act as your proxy. If you return your proxy form and do not tell us how you want to vote your shares, your shares will be voted (i) FOR electing the nominee directors who are listed in the Circular; (ii) FOR appointing Deloitte LLP (“Deloitte”) as auditors of GFL and authorizing the Board to set the auditors’ remuneration; and (iii) FOR the Say on Pay Advisory Resolution. If you do not specify how you want your shares voted, your proxyholder will vote your shares as they see fit on each item and on any other matter that may properly come before the Meeting.
In addition, the enclosed form of proxy and any voting instructions confer discretionary authority upon the persons named therein with respect to matters not specifically mentioned in the Notice but which may property come before the Meeting or any adjournment or postponement thereof, and with respect to amendments or variations to matters identified in the Notice. As of the date hereof, management of the Company is not aware of any such amendments, variations or other matters to come before the Meeting other than matters referred to in the Notice and routine matters incidental to the conduct of the Meeting. If any further business is properly brought before the Meeting, it is intended that the persons appointed as proxyholder will vote on such other business matters in such manner as such persons then consider being proper.
Record Date and Quorum
The Board has fixed the close of business on April 5, 2021 as the record date (the “Record Date”) for determining shareholders entitled to receive notice of, and to vote at, the Meeting or any adjournment or postponement thereof. No shareholder who becomes a shareholder of record after the Record Date will be entitled to vote at the Meeting, or any adjournment or postponement thereof.
The quorum for any meeting of shareholders is at least two holders present in person or represented by proxy who, together, hold not less than 25% of the voting rights attaching to our outstanding shares entitled to be voted at the meeting.
Votes Necessary to Pass Resolutions
You have one vote for each subordinate voting share and 10 votes for each multiple voting share you held on April 5, 2021. You have one vote for each Convertible Preferred Share you held on April 5, 2021, provided that you are deemed to have held such number of Convertible Preferred Shares that is equal to the number of subordinate voting shares into which your Convertible Preferred Shares were convertible pursuant to the terms of the Convertible Preferred Shares as of such date. As at the close of business on April 5, 2021, 314,671,325 subordinate voting shares, 12,062,964 multiple voting shares and 24,674,114 subordinate
6      GFL ENVIRONMENTAL INC.   |   2021 INFORMATION CIRCULAR

voting shares issuable upon conversion of the Convertible Preferred Shares were entitled to be voted at the Meeting.
Each holder of Convertible Preferred Shares is entitled to vote, to the greatest extent possible, with holders of subordinate voting shares and multiple voting shares as a single class. For purposes of the Meeting, our subordinate voting shares, multiple voting shares and Convertible Voting Shares vote together as a single class. Please see “Other Important Information” – “Voting Securities” in this Circular for more information.
Each of the items to be voted upon at the Meeting, as set forth in the Notice, will be determined by a majority of votes cast at the Meeting by proxy or online. For details concerning the Company’s majority voting policy with respect to the election of directors, see ”Proposal 1 – Election of Directors” – “Majority Voting Policy”.
Computershare will count and tabulate the votes for us.
Additional Information
Solicitation of Proxies
The information contained in this Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of the Company to be used at the Meeting and for the purposes set forth in the Notice. It is expected that the solicitation of proxies will be primarily by mail but proxies may also be solicited personally by telephone or other electronic means by management of the Company, including its directors and officers, without special compensation. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.
Mailing of Meeting Materials
Meeting Materials are being mailed to Registered Shareholders through our transfer agent, Computershare, and to Non-Registered Shareholders through their intermediaries. The Company intends to pay for intermediaries to forward to objecting beneficial owners under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer such Meeting Materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary.
General Enquiries
For general shareholder enquiries, you can contact our transfer agent, Computershare:
Phone:	1-800-564-6253 (toll-free in Canada and the United States)	514-982-7555 (from outside Canada and the United States)
Fax:	Fax: 1-888-453 0330 (toll-free in Canada and the United States)	514-982 7635 (from outside Canada and the United States)
Mail:	100 University Avenue, 8th Floor, Toronto ON M5J 2Y1
E-mail:	Service@Computershare.com
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BUSINESS OF THE MEETING
The business of the Meeting will be the following items:
Receiving the Audited Annual Financial Statements
At the Meeting, shareholders will receive and consider the Company’s audited annual financial statements for the year ended December 31, 2020 (“Fiscal 2020”), including the auditors’ report thereon (the “2020 Financial Statements”). The 2020 Financial Statements, together with the management’s discussion and analysis thereon (the “2020 MD&A”), are available on SEDAR at http://sedar.com, on EDGAR at http://sec.gov and the Company’s website at http://investors.gflenv.com.
Proposal 1 – Election of Directors
The Board recommends that the eight persons identified in the section “Election of Directors” be elected to serve on the Company’s board of directors (the “Board”). Directors elected at the Meeting will serve, subject to our Articles and the Business Corporations Act (Ontario) (the “OBCA”), until the end of the next annual shareholder meeting or until their successors are elected or appointed. All of the individuals who have been nominated as directors are currently members of the Board and have been since prior to our initial public offering on March 5, 2020, with the exception of Violet Konkle, who joined our Board effective February 23, 2021.
Proposal 2 – Appointment of Auditors
The Board recommends that Deloitte be appointed as auditors, and that the Board be authorized to fix the auditors’ remuneration. The auditors will serve until the end of the next annual shareholder meeting or until a successor is appointed. Deloitte was first appointed as the Company’s auditors in 2009. Please see “Proposal 2 – Appointment of Independent Auditors” in this Circular for more information.
Information concerning the fees paid to the auditors of the Company for Fiscal 2020 and for the year ended December 31, 2019 (“Fiscal 2019”) may be found in the Annual Report under the Item  16C. “Principal Accountant Fees and Services”, which is available under the Company’s profile on SEDAR at http://sedar.com and on EDGAR at http://sec.gov.
Proposal 3 – Say on Pay Advisory Resolution
The Board recommends that the Say on Pay Advisory Resolution be approved. Our Nomination, Governance and Compensation Committee (the “NGC Committee”) and the Board spend considerable time and effort overseeing the Company’s executive compensation program, and are satisfied that the policies and practices in place align the interests of our executive officers with those of our shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of our business, and providing incentives that encourage growth balanced with appropriate levels of risk-taking and a strong pay-for-performance relationship. This executive compensation approach allows the Company to attract, retain and motivate high quality and high performing senior executives who will be incented to optimize business performance and enhance shareholder value. As this is an advisory vote, the results will not be binding upon the Board. However, the NGC Committee will review and analyze the voting results and, as appropriate, take into account such results when reviewing executive compensation policies and programs in the future.
Considering Other Business
We will consider any other business that may properly come before the Meeting. As of the date of this Circular, we are not aware of any changes to the items above or any other business to be considered at the Meeting. If there are changes or new items, your proxyholder can vote your shares on these items as he or she sees fit. If any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote in respect of those matters in accordance with their judgment.
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PROPOSAL 1 – ELECTION OF DIRECTORS
Our Articles provide that the Board shall consist of a minimum of three and a maximum of fifteen directors, with the actual number to be determined from time to time by the Board. Our Board currently consists of eight directors. Under the OBCA, a director may be removed with or without cause by a resolution passed by an ordinary majority of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The directors are elected by our shareholders at each annual meeting of shareholders, and all directors will hold office for a term expiring at the close of the next annual meeting or until their respective successors are elected or appointed. Between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of current directors who were elected or appointed other than as additional directors. Certain aspects of the composition and functioning of our Board may be subject to the rights of the Investors under the Investor Rights Agreements (each as defined below), which, among other things, provide for certain director nomination rights. See “Investor Rights Agreements” below. Subject to such agreements, nominees for election as directors will be recommended to our Board by our NGC Committee in accordance with the provisions of applicable corporate law and the charter of our NGC Committee.
The Board unanimously recommends voting FOR the resolution to elect each of the nominated directors.
If you do not specify how you want your shares voted, the individuals named as proxyholders in the proxy form intend to cast the votes represented by proxy at the Meeting FOR the election as directors of each of the nominee directors listed in this Circular.
All nominees have established their eligibility and willingness to serve as directors. As of the date hereof, management of the Company does not expect that any of the nominees will be unable to serve as a director. However, if, for any reason, at the time of the Meeting, any of the nominees are unable to serve and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote in their discretion for a substitute nominee or nominees.
Investor Rights Agreements
Effective at the closing of the IPO, we entered into investor rights agreements (the “Investor Rights Agreements”) with each of BC Partners Advisors L.P. (“BC Partners”), Ontario Teachers’ Pension Plan Board, (collectively with the funds, partnerships, investment vehicles or other entities affiliated therewith or managed, advised or controlled thereby, “Ontario Teachers”), Magny Cours Investment Pte Ltd. (“GIC”) and Patrick Dovigi, Josaud Holdings Inc., Josaud II Holdings Inc., Sejosa Holdings Inc. and Sejosa II Holdings Inc. (collectively, the “Dovigi Group”, and together with BC Partners, Ontario Teachers and GIC, the “Investors”) with respect to certain director nomination rights, governance matters and pre-emptive rights.
The following is a summary of the material attributes and characteristics of the Investor Rights Agreements. This summary is qualified in its entirety by reference to the provisions of the Investor Rights Agreements, which contain a complete statement of those attributes and characteristics. The Investor Rights Agreements are filed with the Canadian securities regulatory authorities and available on SEDAR at http://sedar.com and with the SEC on EDGAR at http://sec.gov.
The Investor Rights Agreements provide that BC Partners is entitled to nominate:
•
40% of our directors (rounding up to the nearest whole number) for so long as it beneficially owns or controls, directly or indirectly, at least 30% of the issued and outstanding shares;

•
30% of our directors (rounding up to the nearest whole number) for so long as it beneficially owns or controls, directly or indirectly, between 20% and 29.9% of the issued and outstanding shares;

•
20% of our directors (rounding up to the nearest whole number) for so long as it beneficially owns or controls, directly or indirectly, between 10% and 19.9% of the issued and outstanding shares; and

GFL ENVIRONMENTAL INC.   |   2021 INFORMATION CIRCULAR      9

•
10% of our directors (rounding up to the nearest whole number) for so long as it beneficially owns or controls, directly or indirectly, between 5% and 9.9% of the issued and outstanding shares.

The Investor Rights Agreements also provide that Ontario Teachers and GIC are each entitled to nominate 10% of our directors (rounding up to the nearest whole number) for so long as it beneficially owns or controls, directly or indirectly, at least 5% of the issued and outstanding shares.
The Investor Rights Agreements provide that the Dovigi Group is entitled to nominate 10% of our directors (rounding up to the nearest whole number) until such time as the multiple voting shares held by the Dovigi Group automatically convert to subordinate voting shares pursuant to our Articles. Additionally, for so long as Patrick Dovigi is our Chief Executive Officer, he will be nominated as a director and upon election he is entitled to be the Chairman of our Board. Notwithstanding the foregoing, Patrick Dovigi is entitled to resign as the Chairman at any time. Upon Patrick Dovigi ceasing to be a director, or in the event Patrick Dovigi does not wish to be the Chairman, then the Chairman shall be appointed by our Board.
Each of the Investors will not vote against or withhold their vote in respect of the other Investors’ nominees. Additionally, the Investor Rights Agreements provide that, for so long as BC Partners beneficially owns or controls, directly or indirectly, at least 15% of the issued and outstanding shares, the Dovigi Group is only permitted to vote the multiple voting shares that it holds in a manner consistent with the recommendation of the director nominees of BC Partners on our Board; provided that the Dovigi Group is not required to vote the multiple voting shares that it holds in a manner consistent with the recommendation of the director nominees of BC Partners on any matter that will disproportionally adversely affect the Dovigi Group’s economic or voting interest or is reasonably expected to disproportionally adversely affect the Dovigi Group’s economic or voting interest relative to BC Partners.
Advance Notice Provisions
We have included certain advance notice provisions with respect to the election of our directors in our by-laws (the “Advance Notice Provisions”). Our Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of Board nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Only persons who are nominated by shareholders in accordance with the Advance Notice Provisions are eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors.
Under the Advance Notice Provisions, a shareholder wishing to nominate a director is required to provide us notice, in the prescribed form, within the prescribed time periods. The Advance Notice Provisions provide requirements for proper written form of notice, which notice shall include information relating to: (i) the person whom a shareholder proposes to nominate for election as a director (the “proposed nominee”), which such information includes, among others, number of securities beneficially owned, or controlled or directed, directly or indirectly, by the proposed nominee and relationship between the nominating shareholder and the person nominated as a director; and (ii) the shareholder who is providing the notice, and each beneficial owner, if any, on whose behalf the nomination is made (the “nominating shareholder”), which such information includes, among others, number of securities beneficially owned, or controlled or directed, directly or indirectly, by the nominating shareholder and its joint actors, if any, any interests in, or rights or obligations associated with any agreement which alters the person’s economic interest in a security of the Company or economic exposure to the Company, representation as to whether such person intends to deliver a proxy circular and/or form of proxy, and in each case, any other information that may be required by applicable laws. The prescribed time periods under the Advance Notice Provisions include, (i) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of
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shareholders; provided, that if the first public announcement of the date of the annual meeting of shareholders (each such date being the “Notice Date”) is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date, provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described above, and the Notice Date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.
A copy of the Company’s Articles is available on our website at http://investors.gflenv.com and under the Company’s profile on SEDAR at http://sedar.com and on EDGAR at http://sec.gov.
Majority Voting Policy
In accordance with the requirements of the Toronto Stock Exchange (“TSX”), our Board has adopted a “Majority Voting Policy” to the effect that if a nominee for election as a director receives a greater number of votes “withheld” than votes “for”, the nominee shall promptly tender his or her resignation to the Chair of the Meeting following the meeting of shareholders at which the director was elected. Our NGC Committee will consider such offer and make a recommendation to our Board whether to accept it or not. Our Board will promptly accept the resignation unless it determines, in consultation with our NGC Committee, that there are exceptional circumstances that should delay the acceptance of the resignation or justify rejecting it. Our Board will make its decision and announce it in a press release within 90 days following the meeting of our shareholders. A director who tenders a resignation pursuant to the Majority Voting Policy will not participate in any meeting of our Board or our NGC Committee at which the resignation is considered.
Description of Proposed Director Nominees
The following sets out certain information regarding each of our nominee directors:

PATRICK DOVIGI
President, Chief Executive Officer and Chairman of our Board
Age: 41
Ontario, Canada
Director Since: 2007
Non-Independent: Mr. Dovigi is not independent by virtue of the fact that he is currently an executive officer of the Company.

Mr. Dovigi is the Founder, President and CEO and Chairman of the Board of GFL. In 2007, Mr. Dovigi had a vision to create a company that is a “one stop shop” provider of environmental solutions. Since then, drawing on the discipline he learned in his earlier hockey career, Mr. Dovigi has driven GFL to become the 4th largest environmental services company in North America. Mr. Dovigi has instilled an entrepreneurial culture in GFL’s leadership team with a focus on operational excellence, sustainability and safety as core values. In 2017, he was recognized by Waste360 with a Top 40 under 40 award, and in the EY Entrepreneur of the YearTM Ontario Awards, as Entrepreneur of the Year in the Power & Utilities Sector. Mr. Dovigi currently serves on the board of directors of the Toronto General & Western Hospital Foundation.

Board/Committee Membership(1)	2020 Meeting Attendance	Public Company Directorships
Board	8/8 (100%)	N/A
Securities Held or Controlled as of April 5, 2021:
Total Securities	Total Market Value of Securities(2)	Minimum Shareholding Requirements(3)	Meets or Exceeds Shareholding Requirements
12,062,964 Multiple Voting Shares	$448,139,113	5x annual base salary	Yes
17,678,864 Options	$86,803,218
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DINO CHIESA Lead Independent Director Age: 72 Ontario, Canada Director Since: 2007 Independent.
Mr. Chiesa has served as a member of our Board since 2007. Mr. Chiesa is the Principal of Chiesa Group, a commercial real estate developer and investor founded by Mr. Chiesa in 1990, and a past chair of Canada Mortgage and Housing Corporation, one of Canada’s largest financial institutions. Mr. Chiesa is the Chair of the board of directors of Sienna Senior Living Inc. (TSX: SIA) and a current member of the Board of Trustees of Morguard North American Residential REIT. From 2004 to 2010, he served as Trustee and Vice Chair of Canadian Apartment Properties Real Estate Investment Trust (CAP REIT), a TSX listed Canadian residential real estate investment trust. From 1999 to 2004, he served as Chief Executive Officer of Residential Equities Real Estate Investment Trust, prior to its merger with CAP REIT. Mr. Chiesa is also a former Director of Dynacare Laboratories Inc., former Member of the Board of Trustees of Sunrise Senior Living Real Estate Investment Trust, and formerly served on the board of two public hospitals. From 1989 to 1999, Mr. Chiesa held several positions within the Government of Ontario, including Assistant Deputy Minister, Municipal Affairs and Housing and Chief Executive Officer of each of Ontario Housing Corporation and Ontario Mortgage Corporation. Mr. Chiesa is the Immediate Past Chair of the Board of Directors of Create TO, an organization established by the City of Toronto to manage the City’s real estate portfolio, one of the most expansive, diverse and valuable real estate portfolios in North America. Mr. Chiesa was previously a member of the Expert Advisory Committee on Real Estate Development at Ryerson University. Additionally, he is active in the charitable sector, including in his role as Chair at Villa Charities. Mr. Chiesa holds a Bachelor of Arts in Economics from McMaster University.

Board/Committee Membership(1)	2020 Meeting Attendance	Public Company Directorships
Board Audit Committee NGC Committee	8/8 (100%) 7/7 (100%) 3/3 (100%)	Sienna Senior Living Inc. Morguard North American Residential REIT
Securities Held or Controlled as of April 5, 2021:
Total Securities(5)	Total Market Value of Securities(2)	Minimum Shareholding Requirements(3)	Meets or Exceeds Shareholding Requirements
6,297 Subordinate Voting Shares	$233,934	3x annual cash board retainer	Yes
7,050 Deferred Share Units	$261,908
12,593 Legacy Option Shares	$467,830
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ARUN NAYAR Age: 70 Florida, United States Director Since: 2018 Independent.
Mr. Nayar has served as a member of our Board since 2018. Mr. Nayar retired in December 2015 as Executive Vice President and Chief Financial Officer of Tyco International, an over US$10 billion fire protection and security company, where he was responsible for managing the company’s financial risks and overseeing its global finance functions, including tax, treasury, mergers and acquisitions, audit and investor relations teams. Mr. Nayar joined Tyco International as Senior Vice President and Treasurer in 2008 and was also Chief Financial Officer of Tyco International’s ADT Worldwide. From 2010 until 2012, Mr. Nayar was Senior Vice President, Financial Planning & Analysis, Investor Relations and Treasurer. Prior to joining Tyco International, Mr. Nayar spent six years at PepsiCo, Inc., most recently as Chief Financial Officer of Global Operations and, before that, as Vice President and Assistant Treasurer – Corporate Finance. Mr. Nayar currently serves on the board of directors of Amcor PLC (NYSE: AMCR), a manufacturer of packaging products and also serves on the board of directors of Rite Aid (NYSE: RAD), a leading retail drugstore in the United States. Mr. Nayar previously served on the board of directors and was Chairman of the Audit Committee of TFI International Inc. (OTCMKTS: TFIFF), a leader in the transportation and logistics industry. Mr. Nayar is also Senior Advisor to McKinsey and Company. Mr. Nayar brings over 40 years of financial experience to the board of directors of GFL. His experience as a chief financial officer provides useful insights into operational and financial metrics relevant to GFL’s business. Mr. Nayar is a fellow of the Institute of Chartered Accountants in England & Wales.

Board/Committee Membership(1)	2020 Meeting Attendance	Public Company Directorships
Board Audit Committee (Chair) NGC Committee	8/8 (100%) 7/7 (100%) 3/3 (100%)	Amcor PLC Rite Aid
Securities Held or Controlled as of April 5, 2021:
Total Securities(5)	Total Market Value of Securities(2)	Minimum Shareholding Requirements(3)	Meets or Exceeds Shareholding Requirements
8,138 Subordinate Voting Shares	$302,327	3x annual cash board retainer	Yes
7,050 Deferred Share Units	$261,908
16,275 Legacy Option Shares	$604,616
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PAOLO NOTARNICOLA Age: 46 New York, United States Director Since: 2018 Independent.
Mr. Notarnicola has served as a member of our Board since 2018. Mr. Notarnicola is a Partner at BC Partners and led the investment team on GFL. Mr. Notarnicola is a Canadian citizen resident in the United States, overseeing the firm’s investment activities in Canada as well as the Business Services sector in North America. Mr. Notarnicola joined BC Partners in New York in November 2014. At BC Partners, Mr. Notarnicola is also a Director of GardaWorld and was previously a Director of Accudyne Industries. Previously, Mr. Notarnicola spent more than eight years at KKR, where he was first a member of its operations team, KKR Capstone, and was subsequently responsible for developing its investment activities in Canada. He is also intimately familiar with the environmental services sector having acted as the lead operating partner in two waste management deals, AVR and Van Gansewinkel, during his prior career at KKR Capstone. Prior to that, Mr. Notarnicola was an investment banker at Lazard Canada and also spent five years as a management consultant with McKinsey & Co. in Canada, the United States and Italy. Mr. Notarnicola holds an M.Sc. degree, summa cum laude from L. Bocconi University and an MBA with high distinction (Baker Scholar) from Harvard Business School. He is a Certified Turnaround Professional (CTP).

Board/Committee Membership(1)	2020 Meeting Attendance	Public Company Directorships
Board NGC Committee (Chair)	8/8 (100%) 3/3 (100%)	N/A
Securities Held or Controlled as of April 5, 2021:
Total Securities	Total Market Value of Securities(2)	Minimum Shareholding Requirements(3)(4)	Meets or Exceeds Shareholding Requirements
None	nil	N/A	N/A
VEN POOLE Age: 59 North Carolina, United States Director Since: 2018 Non-Independent: Mr. Poole is not independent by virtue of the fact that he was an employee of the Company until February 2020.
Mr. Poole has served as a member of our Board since 2018. Mr. Poole joined Waste Industries in 1990 and served as its Chairman and Chief Executive Officer immediately prior to our acquisition of Waste Industries. From 2002 through 2008, Mr. Poole served as Vice President, Corporate Development of Waste Industries. From 1995 through 2002, Mr. Poole served as Director of Support Services and from 1990 through 1995, he served as Risk Management Director. He holds a B.S. in Aerospace Engineering from North Carolina State University. Mr. Poole has more than 30 years of experience in the solid waste industry and was recently inducted into the National Waste & Recycling Hall of Fame. He currently serves on the boards of directors of the Environmental Research and Education Foundation (Vice Chairman), Detachable Container Association (Treasurer), the NC State University Entrepreneurship Initiative and St. David’s School (Treasurer) and is a member of the board of trustees of North Carolina State University.

Board/Committee Membership(1)	2020 Meeting Attendance	Public Company Directorships
Board	7/8 (88%)	N/A
Securities Held or Controlled as of April 5, 2021:
Total Securities	Total Market Value of Securities(2)	Minimum Shareholding Requirements(3)	Meets or Exceeds Shareholding Requirements
10,918,995 Subordinate Voting Shares	$405,640,664	3x annual cash board retainer	Yes
7,050 Deferred Share Units	$261,908
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BLAKE SUMLER Age: 50 Ontario, Canada Director Since: 2018 Independent.
Mr. Sumler has served as a member of our Board since 2018. Mr. Sumler is the Managing Director, Diversified Industrial and Business Services in the Private Capital group at Ontario Teachers’ Pension Plan Board. He joined Ontario Teachers in 2013 and has worked in private equity for more than 15 years. At Ontario Teachers, Mr. Sumler leads the Diversified Industrials and Business Services team and sits on boards of directors of portfolio companies including PODS (APLPD Holdco, Inc.) and AZEK (AOT Building Products GP Corp). Previously, Mr. Sumler was a Senior Vice President at Callisto Capital, a mid market Toronto based private equity firm focused on buyouts and growth capital investments in Canada. Prior to that Mr. Sumler’s varied work experience included investment management at a hedge fund, equity research and debt syndication. Mr. Sumler is a CPA and a CFA charterholder. He holds a BA (Chartered Accounting) and a Master of Accounting from the University of Waterloo. Additionally, he is a graduate of the Institute of Corporate Directors.

Board/Committee Membership(1)	2020 Meeting Attendance	Public Company Directorships
Board	8/8 (100%)	The AZEK Company Inc.
Securities Held or Controlled as of April 5, 2021:
Total Securities	Total Market Value of Securities(2)	Minimum Shareholding Requirements(3)(4)	Meets or Exceeds Shareholding Requirements
9,000 Subordinate Voting Shares	$334,350	N/A	N/A
RAYMOND SVIDER Age: 58 New York, United States Director Since: 2018 Independent.
Mr. Svider has served as a member of our Board since 2018. Mr. Svider is the Chairman and a Partner of BC Partners. He joined BC Partners in 1992 and is currently based in New York. Over the years, Mr. Svider has participated and led investments in a number of sectors, including TMT, healthcare, industrials, business services, consumer and retail. He is currently Executive Chairman of PetSmart and Chairman of the Board of Chewy, Inc. (NYSE: CHWY), and also serves on the boards of directors of Intelsat (NYSE: I), Altice USA (NYSE: ATUS), Navex Global, GardaWorld, Presidio, Inc. and Cyxtera Technologies. Mr. Svider previously served as a Director of Accudyne Industries, Teneo Global, Office Depot, Multiplan, Unity Media, Neuf Cegetel, Polyconcept, Neopost, Nutreco, UTL and Chantemur. Mr. Svider is the Chairman of the Advisory Board of the Aenova Group, and is also on the Boards of the Mount Sinai Children’s Center Foundation in New York and the Polsky Center Private Equity Council at the University of Chicago. Mr. Svider received an MBA from the University of Chicago and a Masters in Science in Engineering from both École Polytechnique and École Nationale Supérieure des Telecommunications in France.

Board/Committee Membership(1)	2020 Meeting Attendance	Public Company Directorships
Board	8/8 (100%)	Chewy, Inc. Intelsat Altice USA
Securities Held or Controlled as of April 5, 2021:
Total Securities	Total Market Value of Securities(2)	Minimum Shareholding Requirements(3)(4)	Meets or Exceeds Shareholding Requirements
118,000 Subordinate Voting Shares	$4,383,700	N/A	N/A
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VIOLET KONKLE Age: 67 Ontario, Canada Director Since: 2021 Independent.
Ms. Konkle has served as a member of our Board since February 23, 2021. Ms. Konkle is the past President and Chief Executive Officer of The Brick Ltd. Prior to joining The Brick Ltd. in 2010 as President, Business Support, she held a number of positions with Walmart Canada, including Chief Operating Officer and Chief Customer Officer. Ms. Konkle also held a number of senior executive positions with Loblaw Companies Ltd., including Executive Vice President, Atlantic Wholesale Division. Ms. Konkle is a Director of The North West Company Inc. (TSX: NWC), Boyd Group Services Inc. (TSX: BYD) and serves on the board of directors of three privately held companies including Bailey Metal Products (Concord, ON), Elswood Investment Corporation (Vancouver, BC), and ABARTA (Pittsburgh, PA). She is a past director of Dare Foods, The Brick Ltd., Trans Global Insurance, the Canadian Chamber of Commerce and the National Board of Habitat for Humanity, as well as the Advisory Board of Longo’s Fruit Markets. Ms. Konkle holds a Bachelor of Arts and a Master of Arts, both in Geography, from Wilfrid Laurier University, and received her ICD.D designation in 2014.

Board/Committee Membership(1)	2020 Meeting Attendance	Public Company Directorships
Board Audit Committee	N/A	The North West Company Boyd Group Services Inc.
Securities Held or Controlled:
Total Securities	Total Market Value of Securities(2)	Minimum Shareholding Requirements(3) (4)	Meets or Exceeds Shareholding Requirements
760 Deferred Share Units	$28,234	N/A	N/A

(1)
The director is currently a member of each Board committee noted.

(2)
Share-Based Awards are provided in U.S. dollars. U.S. dollar amounts have been converted to Canadian dollars using the Bank of Canada’s exchange rate on December 31, 2020 of US$1.00=$1.2732 (the “December 31 Exchange Rate”). The market value of options reflect the value of in-the-money options as of December 31, 2020, which is calculated based on the difference between the closing price of the subordinate voting shares on the NYSE on December 31, 2020, being the last trading day of Fiscal 2020, which was US$29.18 ($37.15), and the exercise price of the option. The market value of the subordinate voting shares, multiple voting shares and deferred share units (“DSUs”) are calculated based on the closing price per subordinate voting share of US$29.18 ($37.15) on the NYSE on December 31, 2020.

(3)
Minimum shareholding requirements are 5x annual base salary for Patrick Dovigi, our CEO, and 3x the cash portion of the annual board retainer for our directors who receive an annual retainer for his or her position on our Board. Satisfaction of minimum shareholding requirements for directors is calculated based on subordinate voting shares, options, and deferred share units. See “ Compensation Discussion and Analysis” – “Other Compensation Policies” – “Share Ownership Guidelines” below.

(4)
Certain of our directors are prohibited from receiving compensation from the Company as a result of his or her employer’s policies, and may therefore be exempt from these guidelines. Ms. Konkle has elected to receive 100% of her annual retainer in the form of DSUs and is therefore exempt from these guidelines.

(5)
As part of the pre-closing capital changes in connection with the IPO, the options then issued and outstanding under a now-terminated pre-IPO stock option plan of a predecessor to the Company vested and adjusted in accordance with the terms of such plan and were exercised on a net basis, less applicable withholdings taxes (in the case of Canadian holders), into subordinate voting shares (the “Legacy Option Shares”). The Legacy Option Shares are held by a trustee in trust or in escrow on behalf of the legacy option holders. One-third of the Legacy Option Shares was released from escrow on March 5, 2021, one-third will be released from escrow on March 5, 2022, and one-third will be released from escrow on March 5, 2023.

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Ownership Interest
Our directors and executive officers, as a group (12 persons), beneficially own, or control or direct, directly or indirectly an aggregate of approximately 24,065,892 shares, representing approximately 6.8% of our issued and outstanding shares and approximately 28.8% of the voting power attached to our shares. In addition, three of our directors are employed by our Investors and disclaim beneficial ownership of certain subordinate voting shares. Paolo Notarnicola and Raymond Svider are employed by BC Partners and each disclaim beneficial ownership of the subordinate voting shares held by BCEC-GFL Borrower (Cayman) LP. Blake Sumler is employed by Ontario Teachers and disclaims beneficial ownership of the subordinate voting shares held by Ontario Teachers.
Corporate Cease Trade Orders and Bankruptcies
No director or executive officer of the Company, nor any shareholder holding a sufficient number of securities to affect materially the control of the Company is, as at the date of this Circular, or has been within the 10 years before the date of this Circular: (a) a director, chief executive officer or chief financial officer of any company that was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; (b) a director, chief executive officer or chief financial officer of any company that was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (c) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. For the purposes of this paragraph, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days.
Penalties or Sanctions
None of the directors or executive officers of the Company, and to the best of its knowledge, no shareholder holding a sufficient number of securities to affect materially the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.
Individual Bankruptcies
No director or executive officer of the Company, nor any shareholder holding a sufficient number of securities to affect materially the control of the Company, has, within the 10 years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his, her or its assets.
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PROPOSAL 2 – APPOINTMENT OF INDEPENDENT AUDITORS
The Board recommends that Deloitte be reappointed as auditor of the Company to hold office until the next annual general meeting of shareholders or until a successor auditor is appointed and that the Board be authorized to fix the auditor’s remuneration.
Information about the fees paid to Deloitte for Fiscal 2020 and Fiscal 2019 may be found in the Annual Report under Item 16C. “Principal Accountant Fees and Services”, which is available under the Company’s profile on SEDAR at http://sedar.com and on EDGAR at http://sec.gov.
The Board unanimously recommends voting FOR the resolution to approve the appointment of Deloitte LLP as auditor of the Company and the authorization of the Board to fix the auditor’s remuneration.
If you do not specify how you want your shares voted, the individuals named as proxyholders in the proxy form intend to cast the votes represented by proxy at the Meeting FOR the appointment of Deloitte as our auditor until the next annual general meeting of shareholders or until a successor auditor is appointed, and authorization of the Board to fix Deloitte’s remuneration.
PROPOSAL 3 – ADVISORY VOTE ON EXECUTIVE COMPENSATION
Under the guidance of our NGC Committee, which is responsible for administering and reviewing our executive compensation program, we have designed an executive compensation program intended to attract, retain and motivate high quality and high performing senior executives. Our compensation program aligns the interests of our executive officers with those of our shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of our business, and providing incentives that encourage growth balanced with appropriate levels of risk-taking and a strong pay-for-performance relationship.
Our executive compensation program includes a mix of base salary, annual non-equity incentives, and equity-based or equity-like compensation currently consisting of stock options and/or restricted share units (“RSUs”). We believe that our base salaries and annual non-equity incentives are currently effective at attracting and retaining executives, while providing motivation and rewards for the achievement of key Company business and financial objectives. Further, our equity-based incentives, which include multi-year vesting and laddered exercise prices, are intended to tie executive compensation to the performance of our subordinate voting shares and the long-term interests of shareholders, while discouraging inappropriate risk-taking.
As described in the section “Compensation Discussion and Analysis – Independent Compensation Consultant and Peer Group Comparison”, in 2020 our NGC Committee retained an independent compensation consultant to assist with its review of compensation for our named executive officers (“NEOs”) and other related matters. The NGC Committee, in consultation with the independent compensation consultant, established, among other things, a peer group to be used as a reference for executive compensation decisions.
The Board is also committed to maintaining an ongoing engagement process with our shareholders by adopting effective measures to receive shareholder feedback. In this light, the Board wishes to offer our shareholders the opportunity to cast an advisory non-binding vote on the Company’s approach to executive compensation, which is described in further detail under the section “Compensation Discussion and Analysis” starting on page 23 of this Circular. Accordingly, shareholders are being asked to consider and, if deemed appropriate, to approve the following Say on Pay Advisory Resolution:
“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders of the Company approve the approach to executive
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compensation disclosed in the management information circular delivered in advance of the annual meeting of shareholders.”
As this is an advisory vote, the results will not be binding upon the Board. However, the NGC Committee will review and analyze the voting results and, as appropriate, take into account such results when reviewing executive compensation policies and programs in the future. Results of the vote will be disclosed in the report of voting results and related press release to be publicly filed shortly after the Meeting.
The Board unanimously recommends voting FOR the Say on Pay Advisory Resolution.
If you do not specify how you want your shares voted, the individuals named as proxyholders in the proxy form intend to cast the votes represented by proxy at the Meeting FOR the Say on Pay Advisory Resolution.
DIRECTOR COMPENSATION
Our compensation program for our directors is designed to attract and retain committed and qualified directors that possess the range and depth of skills and experience required for our Board. Our Board, through our NGC Committee, is responsible for reviewing and approving any changes to the directors’ compensation arrangements. In consideration for serving on our Board, certain directors that are not employees of the Company or an Investor are paid an annual retainer which may, at our Board’s discretion, be paid in cash or in some combination of cash and DSUs. We also reimburse our directors for all reasonable out-of-pocket travel expenses incurred in connection with attendance at meetings of the Board. Since the completion of the IPO, approximately 60% of our non-employee directors’ retainer has been paid in the form of DSUs and approximately 40% has been paid in cash, subject to any director's election to receive a greater proportion in DSUs.
The following table outlines our director compensation program for our non-employee directors in Fiscal 2020.(1)
Type of Fee	Position	Amount
Board Retainer	Chair	nil
	Board Member	$335,645(2)
	Lead Director	$33,538(3)
Committee Retainer	Audit Committee Chair	$33,538(3)
	NGC Committee Chair	$33,538(4)
Meeting Fees	Board / Committee Meeting	nil

(1)
Director compensation is provided in U.S. dollars. U.S. dollar amounts for the cash portion of the director compensation have been converted to Canadian dollars using the Bank of Canada’s average exchange rate for Fiscal 2020 of US$1.00=$1.3415 (the “Fiscal 2020 Exchange Rate”). U.S. dollar amounts for the DSU portion of director compensation has been converted to Canadian dollars using the December 31 Exchange Rate.

(2)
For Fiscal 2020, the amount paid to each eligible director was $276,036, which is the annual amount prorated as of March 5, 2020, the date of completion of the IPO, and was comprised of approximately 40% in cash and approximately 60% in DSUs. This amount was only paid to Mr. Chiesa, Mr. Guindi, Mr. Nayar and Mr. Poole, who are our directors that are not employed by the Company or any of our Investors. Ms. Konkle was appointed as a member of our Board on February 23, 2021 and accordingly did not receive any director compensation for Fiscal 2020.

(3)
For Fiscal 2020, the amount paid was $27,581, which is the annual amount prorated as of March 5, 2020.

(4)
In Fiscal 2020, we did not pay the NGC Committee Chair a retainer since he is employed by one of the Investors. The fee for the NGC Committee Chair in Fiscal 2020 for a director not employed by an Investor would have been $27,581, which is the amount prorated as of March 5, 2020.

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Director Compensation Table
Pursuant to the Investor Rights Agreements, we do not compensate a director who is a partner, principal, member of, or employee of an Investor or any of its Affiliates (as defined in the Investor Rights Agreements) for his or her service on our Board or on our committees. In addition, as an employee of GFL, Mr. Dovigi does not receive any additional compensation for serving as a director of our Board. The following table shows the compensation earned by, paid to, or awarded to the other non-employee directors during Fiscal 2020.(1)
Name	Fees Earned ($)(2)	Share- Based Awards ($)(3)	Option- Based Awards ($)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Dino Chiesa	137,531	166,090	–	–	–	–	303,621
Shahir Guindi(4)	109,949	166,090	–	–	–	–	276,039
Arun Nayar	137,531	166,090	–	–	–	–	303,621
Ven Poole	109,949	166,090	–	–	–	–	276,039

(1)
Fees Earned and Share-Based Awards were provided in U.S. dollars. U.S. dollar amounts for Fees Earned have been converted to Canadian dollars using the Fiscal 2020 Exchange Rate. U.S. dollar amounts for Share-Based Awards have been converted to Canadian dollars using the December 31 Exchange Rate.

(2)
Fees Earned represent cash fees paid to our directors in Fiscal 2020.

(3)
Share-Based Awards comprise the following grants of DSUs: 618 DSUs with a grant date fair value of US$19.00 ($24.19) per DSU for the first quarter of 2020; 2,083 DSUs with a grant date fair value of US$19.00 ($24.19) per DSU for the second quarter of 2020; 1,861 DSUs with a grant date fair value of US$21.26 ($27.07) per DSU for the third quarter of 2020; and 1,356 DSUs with a grant date fair value of US$29.18 ($37.15) per DSU for the fourth quarter of 2020.

(4)
Mr. Guindi ceased to be a director of the Company on February 23, 2021.

Outstanding Option-Based and Share-Based Awards for Directors
The following table sets out information concerning the option-based and share-based awards outstanding as at December 31, 2020 granted to our non-employee directors.(1)
	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date (dd-mm-yyyy)	Value of Unexercised In-the-money Options ($)	Number of Shares or Units of Shares that have Not Vested (#)	Market or Payout Value of Share-based Awards that have Not Vested ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)(2)
Dino Chiesa	–	–	–	–	–	–	169,478
Shahir Guindi	–	–	–	–	–	–	169,478
Arun Nayar	–	–	–	–	–	–	169,478
Ven Poole	–	–	–	–	–	–	169,478

(1)
Share-Based Awards were provided in U.S. dollars. U.S. dollar amounts have been converted to Canadian dollars using the December 31 Exchange Rate.

(2)
Share-based awards are comprised of DSUs, which are fully vested upon the date of grant and settled upon a director’s departure from service. For the purposes of attributing a market value to the shares underlying the share-based awards, being DSUs, the value is calculated based on the closing price per subordinate voting share of US$29.18 ($37.15) on the NYSE on December 31, 2020, being the last trading day of Fiscal 2020. This amount may not represent the actual value of the DSU award upon settlement, as the value of the shares underlying these awards may be of greater or lesser value based on the market value of the subordinate voting shares at that time. The amounts shown in this table do not include the grants to our directors for the fourth quarter of 2020, since the grant date of those DSUs was January 4, 2021 and they had therefore not vested as of December 31, 2020.

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Incentive Plan Awards – Value Vested or Earned During the Year
The following table indicates, for each of our non-employee directors who hold incentive plan awards, the value of the option-based and share-based awards vested in accordance with their terms during the year ended December 31, 2020.(1)
Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)
Dino Chiesa	–	115,714	–
Shahir Guindi	–	115,714	–
Arun Nayar	–	115,714	–
Ven Poole	–	115,714	–

(1)
Share-Based Awards were provided in U.S. dollars. U.S. dollar amounts have been converted to Canadian dollars using the December 31 Exchange Rate.

(2)
For the purposes of determining the value vested during the year of the share-based awards, being DSUs, the value is calculated by multiplying the number of DSUs by the market value of the grant date fair values, as set out in the “Director Compensation Table”, above. DSUs are fully vested upon the date of grant. The amounts shown in this table do not include the grants to our directors for the fourth quarter of 2020, since the grant date of those DSUs was January 4, 2021 and they had therefore not vested as of December 31, 2020.

Deferred Share Unit Plan
In connection with the IPO, our Board adopted the director deferred share unit plan (the “DSU Plan”), which is a component of the Company’s long-term incentive compensation arrangements available for our non-employee directors. The DSU Plan allows non-employee directors to participate in the long-term success of the Company and to promote a greater alignment of interests between non-employee directors and shareholders. The DSU Plan provides such directors with the opportunity to receive a portion of their compensation in the form of DSUs, representing a unit equivalent in value to a subordinate voting share in accordance with the terms of the DSU Plan (based on the closing price of the subordinate voting shares on the day prior to the grant). DSUs are fully vested upon the date of grant and settled upon a director’s departure from service. The DSU Plan is administered by our Board, provided that the Board may, in its discretion, delegate its administrative powers under the DSU Plan to the NGC Committee. The following discussion is qualified in its entirety by the text of the DSU Plan and each agreement evidencing the grant of DSUs.
A participant under the DSU Plan is entitled to redeem his or her DSUs following the participant’s death, disability, resignation or retirement from our Board, or if such director becomes an employee of the Company, upon his or her termination (with or without cause) as a director.
The maximum number of subordinate voting shares reserved for issuance collectively under the DSU Plan, the LTIP (as defined below) and any other security-based compensation arrangement, is 10% of the aggregate number of subordinate voting shares and multiple voting shares issued and outstanding from time to time. As of December 31, 2020, under the DSU Plan, there were 18,248 DSUs outstanding, representing approximately 0.0056% of the aggregate number of our subordinate voting shares and multiple voting shares then issued and outstanding. As of December 31, 2020, 11,452,247 subordinate voting shares remained available for issuance under the LTIP and DSU Plan, together, representing 3.51% of the aggregate number of our subordinate voting shares and multiple voting shares then issued and outstanding.
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DSUs may be settled in cash, subordinate voting shares or both, in accordance with the terms of the DSU Plan and the grant agreement. The Board, in its sole discretion, may cancel all or a portion of the participant’s DSUs as a result of the participant’s termination for cause. Except as specifically provided in a grant agreement approved by our Board, DSUs granted under the DSU Plan are generally not assignable or transferable, whether voluntarily, involuntarily, by operation of law or otherwise, other than by will or the laws of descent and distribution. The maximum number of subordinate voting shares that may be: (i) issued to insiders of the Company within any one-year period; or (ii) issuable to insiders of the Company at any time, in each case, under all of the Company’s security-based compensation arrangements (or under the LTIP alone), cannot exceed 10% of the aggregate number of shares issued and outstanding from time to time. The DSU Plan does not include a maximum that may be issued to a participant. The DSU Plan will provide that appropriate adjustments, if any, will be made by the Board in connection with a reclassification, reorganization or other change of our shares, share split or consolidation, distribution, merger or amalgamation, in the shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the DSU Plan. In the event that a director receives subordinate voting shares in satisfaction of an award during a black-out period, such participant shall not be entitled to sell or otherwise dispose of such subordinate voting shares until such black-out period has expired. No financial assistance is provided by the Company to participants in connection with the DSU Plan.
In the event of a change of control of the Company, the Board has the authority to take all necessary steps to ensure the protection of the rights of the participants under the DSU Plan, including ensuring that the Company or any entity which is or would be the successor to the Company or which may issue securities in exchange for the subordinate voting shares upon the change of control will assume each outstanding DSU, or provide each participant with new, replacement or amended DSUs which will continue on similar terms and conditions following the change of control as provided in the DSU Plan.
The Board may make such other provisions for the protection of the rights of the participants under the DSU Plan as it deems appropriate; however, no participant shall be entitled to receive payment for, or in respect of, any DSU on or before the director’s death, disability, resignation or retirement from the Board or if such director becomes an employee of the Company, before his or her subsequent termination as a director (with or without cause).
The Board may, in its sole discretion, amend, suspend or terminate the DSU Plan at any time, or from time to time, amend the terms and conditions of the DSU Plan or of any DSUs granted under the DSU Plan and any grant agreement relating thereto, provided that such amendment (i) shall not materially adversely affect the rights of a participant as permitted by the terms of the DSU Plan without the participant’s written consent unless such amendment is necessary to comply with law and (ii) shall be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSX and NYSE.
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COMPENSATION DISCUSSION AND ANALYSIS
This Compensation Discussion and Analysis (“CD&A”) provides a detailed description of our executive compensation philosophy and objectives, the principal elements of our executive compensation program and policies. This CD&A is intended to provide additional context and background for the compensation earned by and awarded to our executive officers, including, in particular, the following NEOs for Fiscal 2020:
•
Patrick Dovigi, President and Chief Executive Officer;

•
Luke Pelosi, Executive Vice President and Chief Financial Officer;

•
Greg Yorston, Executive Vice President and Chief Operating Officer, Solid Waste;

•
Mindy Gilbert, Executive Vice President and General Counsel; and

•
Elizabeth Joy Grahek, Executive Vice President, Strategic Initiatives.

Executive Summary
We operate a dynamic and growing business that is a leader in its industry. Our ability to continue to grow our business and achieve our financial performance is tied to our ability to attract, retain and motivate a highly talented, skilled and experienced team of executive officers. During the past year, the price of our subordinate voting shares increased from an IPO price of US$19.00 to US$29.18 on the NYSE on December 31, 2020. This growth was driven in part by our executive team’s focus on creating long-term shareholder value and executing on our strategy to grow the business organically and through acquisitions, all while navigating the unprecedented challenges resulting from the COVID-19 pandemic and transitioning to a public company.
We believe that to continue accomplishing our objectives, we must have an executive compensation program that aligns the interests of our executive officers with those of our shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of our business, and providing incentives that encourage growth balanced with appropriate levels of risk-taking and a strong pay-for-performance relationship. Accordingly, our compensation policies and practices are designed to:
•
attract, retain and motivate high quality and high performing senior executives;

•
align the interests of our senior executives with shareholders and the Company as a whole;

•
establish clear corporate and individual performance objectives; and

•
discourage the taking of inappropriate or excessive risks.

In furthering these objectives and in conjunction with our transition from a privately-held business to a publicly-traded company in March 2020, we designed our compensation plan to include a mix of base salary, annual non-equity incentives, and equity-based or equity-like compensation consisting of stock options and/or RSUs. In the future, we may also offer other equity-based awards, such as performance share units (“PSUs”).
We believe that our base salaries and annual non-equity incentives are currently effective at attracting and retaining executives, while providing motivation and rewards for the achievement of key Company business and financial objectives. Further, our equity-based incentives, which include multi-year vesting and laddered exercise prices, are intended to tie executive compensation to the performance of our subordinate voting shares and the long-term interests of shareholders, while discouraging inappropriate risk-taking.
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In addition to our compensation mix, we have also implemented a number of compensation policies and practices to further such objectives, which are highlighted in the table below.
Policies and Practices	Objectives	Results
Pay-for-Performance	Ensure a significant percentage of executive officer total compensation is performance-based to encourage and reward contributions to our financial objectives.	☑ During 2020, between 80% and 94% of the compensation received by our NEOs (excluding All Other Compensation as set forth below) was performance-based. See “Principal Elements of Compensation”.
Independent Compensation Consultant	Retain an independent compensation consultant to advise on executive compensation-related matters.	☑ Pearl Meyer has been retained to assist the NGC Committee with its review of compensation for the NEOs and other compensation-related matters. See “Independent Compensation Consultant and Peer Group Comparisons”.
Peer Group Benchmarking	Establish a peer group to benchmark executive compensation decisions.	☑ With the assistance of Pearl Meyer & Partners, LLC (“Pearl Meyer”), our NGC Committee uses a well-structured peer group as a reference for executive compensation decisions. See “Independent Compensation Consultant and Peer Group Comparisons”.
Minimum Share Ownership Guidelines	Establish share ownership guidelines for our directors and NEOs to emphasize the importance of equity ownership for our directors and NEOs and reinforce alignment with our shareholders’ interests.	☑ Each of our NEOs and eligible directors exceeds the minimum share ownership thresholds set out in our share ownership guidelines. See “Other Compensation Policies” – “Share Ownership Guidelines”.
Risk Assessment of Compensation Programs	Regularly review and assess the Company’s compensation program to guard against excessive risk-taking.	☑ The NGC Committee annually reviews our compensation programs to ensure that they do not encourage excessive or inappropriate risk-taking. See “Other Compensation Policies” – “Compensation Risk Assessment”.
Clawback Policy	Adopt a clawback policy to recover incentive compensation that is performance-based if it is earned based on inaccurate financial statements.	☑ Our Clawback Policy allows for recovery of certain incentive compensation that is performance-based if it is earned based on inaccurate financial statements. See “Other Compensation Policies” – “Clawback Policy”.
Anti-Hedging Policy	Prohibit certain insiders from purchasing financial instruments that hedge or offset any decrease in market value of equity securities granted as compensation.	☑ Our Insider Trading Policy prohibits our executive officers and directors from purchasing financial instruments that hedge or offset (or are designed to hedge or offset) any decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director. See “Other Compensation Policies” – “Anti-Hedging Policy”.
As circumstances require, we evaluate our compensation philosophy, policies and practices, which includes the periodic review of our compensation program and the mix of components made
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available to our executive team. As part of this review process, we are guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, such as the evolution and growth of our business and the cost of replacing or enhancing our talent composition as our needs may require. Currently, we are in the process of evaluating our compensation practices with the assistance of Pearl Meyer, as we continue to transition all aspects of our compensation program from a private company model to a public company model.
Approach to Compensation and Role of the NGC Committee
The NGC Committee is responsible for annually reviewing and making recommendations to the Chief Executive Officer and the Board regarding compensation for our executive officers. The NGC Committee reviews the compensation program to assess whether it continues to meet its objectives and remain aligned with industry best practices. In making its recommendations, the NGC Committee considers: (i) data and analyses prepared by our independent compensation consultant, Pearl Meyer, based on our current and prior performance (as described further below); (ii) the historical pay and the appropriateness of that compensation compared to the compensation in the peer group; (iii) recommendations of our Chief Executive Officer for executives other than himself; and (iv) its own judgment as to an appropriate level of compensation for a company of our size, financial performance and growth profile.
Further responsibilities of the NGC Committee, as set out in its written charter, include:
•
assisting our Board in fulfilling its governance and oversight responsibilities with respect to, among other matters, our human resources, succession planning, and compensation policies and practices;

•
administering the compensation programs for our executive officers;

•
annually reviewing and making recommendations to our Board or Chief Executive Officer, as applicable, concerning the level and nature of the compensation payable to our directors and executive officers; and

•
reviewing objectives, evaluating performance in light of such objectives, and ensuring that our policies and practices are consistent with the objectives of our compensation program and aligned with our goals.

For more information on the composition of our NGC Committee, the independence of its members, and its responsibilities, powers and operation, see “Corporate Governance” – “Nomination, Governance and Compensation Committee”. The members of our NGC Committee have direct experience that is relevant to their responsibilities regarding executive compensation. For more information on the skills and experience of the NGC Committee’s members that enable it to make decisions on the suitability of the Company’s compensation policies and practices, see “Proposal 1 – Election of Directors” – “Description of Proposed Director Nominees” and “Corporate Governance” – “Mandate of our Board of Directors”.
Independent Compensation Consultant and Peer Group Comparisons
In 2020, the NGC Committee retained Pearl Meyer, an independent compensation consultant, to assist with its review of compensation for the NEOs and other compensation-related matters. The NGC Committee supervised the work done by Pearl Meyer. While Pearl Meyer provided data and analyses and made recommendations to the NGC Committee on the form and amount of compensation, our Chief Executive Officer is ultimately responsible for approving our senior executive compensation (for senior executives other than himself and the other NEOs) and our Board, on the recommendation of the NGC Committee, is responsible for approving our Chief Executive Officer’s compensation and the compensation of the other NEOs.
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Pearl Meyer advised the NGC Committee on a variety of subjects, including compensation plan design and trends, performance-driven incentives, peer group benchmarking and other related executive compensation matters. Pearl Meyer reported directly to the NGC Committee, participated in meetings as requested and communicated with the NGC Committee Chair between meetings, as necessary. Pearl Meyer did not provide any other services to the Company during 2020.
The NGC Committee, in consultation with Pearl Meyer, has established a peer group to be used as a reference for executive compensation decisions. Criteria used for establishing the peer group included (i) organization size, with financial characteristics and growth profile such as revenue, free cash flow, EBITDA, market capitalization or enterprise value similar to those of the Company, (ii) country of domicile, including Canada and the United States, and (iii) industry, including companies in the environmental, facilities and diversified support services, transportation, oil and gas equipment and services, distribution and construction materials industries. Due to limited peers in Canada, the industry criteria were broader for Canadian companies. The peer group includes the following companies:
BrightView Holdings, Inc.	Dover Corporation	Summit Materials, Inc.	Waste Connections Inc.
Canadian Pacific Railway	Harsco Corporation	TFI International Inc.	Waste Management, Inc.
Clean Harbors Inc.	Iron Mountain	United Rentals Inc.
Coventa Holding Corporation	Republic Services, Inc.
In 2020, we paid Pearl Meyer total fees of  $149,360, all of which was paid in connection with executive compensation-related services.
Principal Elements of Compensation
The compensation of our executive officers includes three major elements: (i) base salary, (ii) non-equity incentives, consisting of an annual cash bonus, and (iii) long-term equity incentives, consisting of stock options, RSUs and other equity-based awards as may be granted from time to time generally under the long-term incentive plan of the Company (“LTIP”). Perquisites and personal benefits are not a significant element of compensation of our executive officers, other than our Chief Executive Officer. See “Executive Compensation and Related Tables” – “Summary Compensation Table” below.
Base Salaries
Base salary is provided as a fixed source of compensation for our executive officers. Base salaries are determined on an individual basis taking into account the scope of the executive officer’s responsibilities and their prior experience. Base salaries are reviewed annually by our Board and may be increased based on the executive officer’s success in meeting or exceeding individual objectives, as well as to maintain market competitiveness. In addition, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an executive officer’s role or responsibilities.
Non-Equity Incentives
Non-equity incentives are designed to motivate our executive officers to meet our strategic business and financial objectives generally and our annual financial performance targets in particular. Such incentives are based on objective financial and non-financial targets set at the beginning of each financial year at the discretion of the NGC Committee, which may vary from year to year. Non-equity incentives are determined by our Board on the recommendation of the NGC Committee.
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At the beginning of the year, the NGC Committee adopted the performance targets for Fiscal 2020. Our performance was compared to target levels of  (i) Adjusted EBITDA, weighted at 40%, (ii) Adjusted Free Cash Flow weighted at 40%, and (iii) non-financial metrics including health and safety, sustainability and diversity, weighted at 20%. Payouts are determined based on our weighted average achievement relative to each metric. The NGC Committee may subsequently adjust the targeted performance goals if an acquisition, significant new contract or extraordinary event results in a significant impact to the goals.
Adjusted EBITDA and Adjusted Free Cash Flow are metrics that are reported by us in our earnings releases and filings with the SEC and applicable securities commissions or similar regulatory authorities in Canada. Adjusted EBITDA is determined by adding and deducting, as applicable, certain expenses, costs, charges or benefits incurred in such period which are either not indicative of our underlying business performance or impact the ability to assess the operating performance of our business such as loss/gain on foreign exchange, mark to market loss/gain on fuel hedge and our prepaid stock purchase contracts and costs associated with acquisitions, integration, rebranding and our IPO. Adjusted Free Cash Flow is calculated by adjusting net cash from operating activities for one-time costs such as costs associated with debt repayment, including prepayment penalties, and costs associated with acquisitions, integration, rebranding and our IPO. The NGC Committee chose these measures of performance because they are widely used by investors as valuation measures in the solid waste industry and because the targeted goals encourage improving free cash flow and return on invested capital.
Our cumulative performance relative to target is calculated as a weighted average and treated as a multiplier. The multiplier is applied to the target payout so that if we achieved 100% of our targets, the participants would receive 100% of their annual incentives, provided that if we achieved less than 95% of our targets, participants would receive 0% of their annual target incentives. Participants may earn up to a maximum of 200% of their targeted annual incentives if we achieved between 100% and 105% of our targets. While this is the Company’s general approach for the thresholds, in Fiscal 2020, the thresholds were 90% and 110%, to take into account the Company’s transition to a public company and the significant acquisitions completed during the year. The NGC Committee intends to review the targeted performance goals and multipliers on an annual basis to ensure that they are consistent with the peer group referred to above.
The actual annual non-equity incentive amounts awarded to our NEOs for Fiscal 2020 are set forth in the “Summary Compensation Table” below.
Long-Term Equity Incentives
Long-term incentive compensation awards align the interests of our executive officers with the interests of our shareholders by awarding pay-for-performance that reflects the long-term interests of our shareholders, supports the achievement of our performance objectives, and encourages an appropriate level of compensation risk, while also cultivating longer term retention. We believe that equity-based compensation awards help to motivate our executive officers to achieve our strategic business and financial objectives.
LTIP
In March 2020, we adopted the LTIP to provide different types of equity-based incentive awards to be granted to certain of our executive officers, employees and consultants, including our NEOs (collectively, the “eligible participants”), including options, PSUs and RSUs (collectively referred to herein as “awards”). Each award represents the right to receive subordinate voting shares, or in the case of PSUs and RSUs, subordinate voting shares or cash, in accordance with the terms of the LTIP.
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In conjunction with our senior executives, the NGC Committee is responsible for administering the Company's LTIP. Previous grants of equity-based awards may be taken into consideration when making decisions related to equity-based compensation. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of awards is evidenced by a grant agreement with each such participant. For more information on the material terms and conditions of our LTIP, see “Securities Authorized for Issuance Under Equity Compensation Plans” – “Equity Compensation Plan Information” –  “Description of LTIP”.
Long-Term Equity Incentives Granted in Fiscal 2020
During Fiscal 2020, to support continued alignment with our compensation philosophy and objectives, all of our NEOs except our EVP, Strategic Initiatives received a grant of options upon completion of the IPO. These options have a term of ten years, and have laddered exercise prices. None of the options were “in-the-money” upon completion of the IPO.
Additionally, during Fiscal 2020, we granted RSUs to all senior members of management, including our NEOs, except our CEO. The RSUs vest ratably over a three-year period following the first anniversary of the date of grant in increments of 33.3% per annum, subject to the participant’s continued employment. When cash dividends are paid on the subordinate voting shares, the recipient shall receive additional units (“Dividend Share Units”) as of the dividend payment date. Dividend Share Units are subject to the same vesting provision as the RSUs. Upon vesting, the RSUs will be settled in either cash or subordinate voting shares, at the option of the Company. In the future, we may also offer other full-value equity-based awards, such as PSUs.
For details on the RSUs and options granted to our NEO in Fiscal 2020, see the “Outstanding Option-Based and Share-Based Awards for NEOs” table below.
Other Compensation Policies
Share Ownership Guidelines
The Board recognizes the importance of aligning the financial interests of the Company’s directors and NEOs with the interests of the Company’s shareholders while also enabling such directors and executive officers to share in the long-term growth and success of the Company. Accordingly, the Board maintains share ownership guidelines for directors and NEOs. The current minimum ownership guidelines are as follows:
•
for the Chief Executive Officer, five times such individual’s annual base salary;

•
for each other NEO, three times such individual’s annual base salary; and

•
for each director, subject to certain exceptions, three times such individual’s annual cash board retainer.

Directors and NEOs will be deemed to have satisfied the applicable ownership guidelines if the fair market value of all equity interests, which include our multiple voting shares, subordinate voting shares, including Legacy Option Shares, and the “in-the-money” value of vested equity based entitlements and unvested time-based equity based entitlements under our equity based incentive plans (as such plans may be adopted from time to time), held by him or her equals or exceeds the relevant multiple of his or her then current annual base salary or cash portion of his or her board retainer, as applicable, as calculated on the first trading day of each fiscal year using the closing price of the subordinate voting shares of the Company on the last trading day of the prior fiscal year. The guidelines state that the directors and NEOs should be able to achieve these guidelines within five years of the later of: (i) our IPO, and (ii) the director’s or NEO’s date of appointment.
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Any director that is prohibited from receiving compensation from the Company as a result of his or her employer’s policies may be exempt from these guidelines. Additionally, the NGC Committee will consider, and may approve, an alternate share ownership guideline for a director or executive officer who, due to unique financial circumstances, would incur a hardship by complying with these guidelines.
Currently, each of our Chief Executive Officer and our other NEOs exceeds the minimum share ownership requirements set out in the guidelines as follows:
Name	Ownership Guidelines	Share Ownership (Multiple of Annual Base Salary)(1)
Patrick Dovigi	5 × annual base salary	272×
Luke Pelosi	3 × annual base salary	24×
Greg Yorston	3 × annual base salary	24×
Mindy Gilbert	3 × annual base salary	11×
Elizabeth Joy Grahek	3 × annual base salary	9×

(1)
The multiple is determined by dividing the NEO’s share ownership value by the amount of the NEO's annual base salary. The share ownership value is calculated based on the in-the-money value of options and the number of securities held by each NEO as of December 31, 2020, including Legacy Option Shares, RSUs, subordinate voting shares and multiple voting shares, with each security being valued at the closing price of the subordinate voting shares on the NYSE on December 31, 2020 of US$29.18 ($37.15).

Each of our directors who receives an annual cash retainer for his or her position on our Board also exceeds the minimum share ownership requirements set out in the guidelines.
Anti-Hedging Policy
Pursuant to our insider trading policy (the “Insider Trading Policy”), our executive officers and directors are prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that hedge or offset (or are designed to hedge or offset) any decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director.
Clawback Policy
Our Board has established a clawback policy (the “Clawback Policy”) to encourage sound financial reporting and increase individual accountability. The key terms of the Clawback Policy are as follows:
•
the policy applies to all named executive officers of the Company (as defined by Canadian securities laws) (the “covered officers”);

•
the policy applies to all short- and long-term compensation arrangements if the amount, payment and/or vesting of such arrangement is calculated based in whole or in part on the application of objective performance criteria measured during any part of the period covered by a restatement (as defined below) (collectively, the “incentive compensation”);

•
the policy is triggered by an accounting restatement we must make due to material noncompliance with any financial reporting requirement under securities laws (a “restatement”);

•
this clawback applies where any incentive compensation made to a covered officer was predicated upon achieving certain financial results that were subsequently the subject of a restatement and if the NGC Committee determines that the covered

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officer engaged in intentional misconduct that caused or subsequently caused the need for the restatement such that a lower incentive compensation would have been made to such covered officer based upon the restatement; and
•
if a restatement occurs, the Company shall, to the extent practicable, seek to recover from such covered officer the amount by which his or her incentive compensation for the relevant period exceeded the lower payment that would have been made to the covered officer based on the restatement.

Compensation Risk Assessment
Our NGC Committee is responsible for ensuring that our compensation policies and practices reflect an appropriate balance of risk and reward consistent with our risk profile while motivating performance consistent with our growth objectives. As part of the review of the compensation paid to our executive officers, our NGC Committee considers the potential risks associated with the structure and design of our various compensation policies and practices.
To date, we have not identified any risks arising from our compensation policies and practices that are reasonably likely to have a material adverse effect on the Company. To identify and mitigate compensation policies and practices that could encourage an executive officer to take inappropriate or excessive risks, we have adopted the following policies and practices:
•
executive rewards are subject to approval of our Board;

•
all directors and employees are subject to the Company’s Code of Ethics, which has been adopted by our Board and provides for, among other things, a commitment to carry out all business activities ethically and honestly and to avoid even the appearance of improper behavior;

•
a significant portion of compensation provided to our executive officers is contingent on performance;

•
minimum share ownership guidelines requiring NEOs and directors to own equity interests in the Company, which ensures that long-term interests of such executive officers and directors are aligned with those of our shareholders;

•
adoption of the Clawback Policy to allow for recovery of certain incentive compensation that is performance-based if it is earned based on inaccurate financial statements;

•
our Insider Trading Policy prohibits our executive officers and directors from purchasing financial instruments that hedge or offset (or are designed to hedge or offset) any decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director; and

•
fully independent NGC Committee, which retains an independent compensation consultant that provided no other services to the Company in Fiscal 2020.

Termination and Change of Control Benefits
We have employment agreements and equity incentive award agreements with each of our executive officers, which provide for certain payments and restrictions upon termination or change of control of the Company. Such terms are generally set forth below and a table indicating incremental payments that would have been made to our NEOs upon the occurrence of certain events is set out under “Executive Compensation and Related Tables” below.
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Termination Without Cause, Resignation for Good Reason or Termination Surrounding Change of Control
If Mr. Dovigi’s employment were to be terminated by us without cause, he resigned for good reason or, within 18 months of a change of control, his employment were to be terminated by us, he would be entitled a payment equal to three times his base salary and bonus earned for the fiscal year immediately prior to the year of termination, payable in substantially equal installments during the 12-month period following termination, a prorated target bonus in respect of the year in which his termination occurs and participation in the benefit plans and use of vehicle until the end of the 12-month period following termination. If Mr. Dovigi’s employment were to be terminated by us without cause or he resigned for good reason, or if a change of control occurs, all of his options issued pursuant to the IPO would vest and become immediately exercisable, and remain exercisable until the earlier of the fifth anniversary of his termination and the end of the respective terms thereof.
If the employment of Mr. Pelosi, Mr. Yorston, Ms. Gilbert or Ms. Grahek were to be terminated by us without cause or such executive resigned for good reason (outside of the 12 months following a change of control), he or she would be entitled to a payment equal to two times his or her base salary and average bonus received in the previous two fiscal years immediately prior to the year of termination payable in equal installments in the two years following termination, a prorated target bonus in respect of the year in which his or her termination occurs and participation in the benefit plans until the earlier of 18 months or comparable coverage is secured through alternate employment (all such payments, collectively, the “Termination Payments”). If the employment of Mr. Pelosi, Mr. Yorston, Ms. Gilbert or Ms. Grahek were to be terminated by us without cause or such executive resigned for good reason, in either event within 12 months following a change of control, he or she would be entitled to a lump sum payment of the Termination Payments within 60 days of termination. In the termination scenarios set out herein, each NEO’s Legacy Option Shares not yet released from escrow may be released, all of the NEO’s unvested options issued upon completion of the IPO would vest and become immediately exercisable, and remain exercisable until the earlier of the third anniversary of his or her termination and the end of the term of the options, and any other long-term incentive awards held by the NEO would vest and become immediately exercisable.
Termination With Cause or Resignation Without Good Reason
If any of our NEOs were to resign without good reason or if such executive’s employment were to be terminated by us for cause, all unvested equity awards would terminate as of the date of his or her resignation or termination for cause.
Termination Upon Death or Disability
In the event of a termination upon death or disability, Mr. Dovigi’s employment agreement provides that we will continue to maintain the benefit plans for the benefit of him and his dependents for a period of at least 12 months. Upon death of any of our NEOs, all unvested options issued upon completion of the IPO for such NEO will automatically vest on the effective date of such death. Each NEO’s Legacy Option Shares not yet released from escrow will be released and any other long-term incentive awards held by the NEO would vest and become immediately exercisable.
Restrictive Covenants
Under their respective employment agreements, each of our NEOs is subject to certain restrictive covenants with respect to solicitations and non-competition obligations for a period of 12 months following such executive’s termination, and is subject to certain intellectual property assignment and confidentiality obligations.
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Executive Compensation and Related Tables
Summary Compensation Table
The following table shows the compensation earned by, paid to, or awarded to the NEOs in Fiscal 2020.(1) As we became a reporting issuer during Fiscal 2020, in accordance with applicable securities laws, compensation information has not been presented with respect to prior years.
					Non-equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)(2)	Share- Based Awards ($)(3)	Option- Based Awards ($)(4)	Annual incentive plan(5)	Long- term incentive plans	Pension Value ($)(6)	All Other Compensation ($)(7)	Total Compensation ($)
Patrick Dovigi President and Chief Executive Officer	2020	2,027,342	–	26,566,553	5,428,988	–	–	3,285,639	37,308,522
Luke Pelosi Executive Vice President and Chief Financial Officer	2020	834,748	536,812	2,225,866	1,503,771	–	–	–	5,101,197
Greg Yorston Executive Vice President and Chief Operating Officer, Solid Waste	2020	845,993	897,907	890,346	1,503,771	–	–	–	4,138,017
Mindy Gilbert Executive Vice President and General Counsel	2020	516,395	944,284	445,173	726,264	–	–	–	2,632,116
Elizabeth Joy Grahek Executive Vice President, Strategic Initiatives	2020	423,166	1,131,021	–	595,041	–	–	–	2,149,228

(1)
In the above table, Salary (except for Ms. Gilbert and Ms. Grahek), Share-Based Awards, Option-Based Awards, Non-equity Incentive Plan Compensation and All Other Compensation were provided in U.S. dollars. U.S. dollar amounts for Salary and All Other Compensation have been converted to Canadian dollars using the Fiscal 2020 Exchange Rate. U.S. dollar amounts for Share-Based Awards, Option-Based Awards and Non-equity Incentive Plan Compensation have been converted to Canadian dollars using the December 31 Exchange Rate.

(2)
Represents the actual base salary earned in Fiscal 2020. As at December 31, 2020, the annual base salary for each of our NEOs is as follows: $2,072,618 (US$1,545,000) for Mr. Dovigi; $863,926 (US$644,000) for Mr. Pelosi; $863,926 (US$644,000) for Mr. Yorston; $528,000 for Ms. Gilbert; and $432,600 for Ms. Grahek.

(3)
Represents RSU grants made to Mr. Pelosi, Mr. Yorston, Ms. Gilbert and Ms. Grahek in September 2020. These grants were valued at US$20.51 ($26.11), which was based on the closing price of the subordinate voting shares on the NYSE on the day prior to the grant. See “Outstanding Option-Based and Share-Based Awards for NEOs” below.

(4)
The grant date fair value of options awarded was calculated using the Black-Scholes model, a common and widely accepted valuation methodology. In Fiscal 2020, options granted were valued as set out below under “Outstanding Option-Based and Share-Based Awards for NEOs”. For the key assumptions used to determine the stock option value for the Fiscal 2020 grants using Black-Scholes Option Pricing Model, see Note 17 of our Annual Financial Statements included in the Annual Report.

(5)
Under their respective employment agreements, each NEO is entitled to participate in our annual non-equity incentive plan, subject to any increase approved by our Board. Mr. Dovigi’s non-equity incentives are targeted at 150% of his annual base salary, which may be increased to 200% at the discretion of the Board. Each of Mr. Pelosi’s and Mr. Yorston’s non-equity incentives are targeted at 100% of his annual base salary. Each of Ms. Gilbert’s and Ms. Grahek’s non-equity incentives are targeted at 75% of her annual base salary.

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(6)
We do not currently offer a defined benefit or a defined contribution plan or pension plan.

(7)
All Other Compensation may include a variety of types of compensation, such as car allowance, parking, use of company car, deferred profit sharing, air and ground transportation (including use of the company aircraft), gross up payments, insurance premiums and reimbursement of certain expenses. For each of Mr. Pelosi, Mr. Yorston, Ms. Gilbert and Ms. Grahek, this amount in aggregate was less than $50,000 or 10% of such executive’s salary. For Mr. Dovigi, this amount included a car allowance, personal plane hours, gross up payments and $2,000,000 of premiums for insurance policies as well as benefit plans. For purposes of our Summary Compensation Table, we value the compensatory benefit to Mr. Dovigi as the dollar value of the various benefit plan costs and insurance premiums paid. For use of the aircraft, we value the perquisite at the incremental cost to us of conferring the benefit, which consists of the average weighted fuel expenses, catering expenses, trip-related crew expenses, landing fees and trip-related hangar/parking costs. Since our aircraft is used primarily for business travel, the valuation excludes the fixed costs that do not change based on usage, such as pilots’ compensation, the lease expense of the aircraft and the cost of maintenance. Our valuation of these perquisites, including the personal use of aircraft is calculated in accordance with Canadian securities law requirements, which may not be the same as valuations under applicable tax regulations.

Outstanding Option-Based and Share-Based Awards for NEOs
The following table indicates, for each of the NEOs, all option-based and share-based awards outstanding as of December 31, 2020.(1)
	Option-Based Awards(2)				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)(3)	Option Expiration Date (dd-mm- yyyy)	Value of Unexercised In-the-Money Options ($)(4)	Number of Shares or Units of Shares that have Not Vested (#)(5)	Market or Payout Value of Share-based Awards that have Not Vested ($)(6)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)
Patrick Dovigi	3,928,636	24.19	05/03/2030	50,915,123	–	–	–
	3,437,557	29.03	05/03/2030	27,912,963	–	–	–
	3,437,557	34.83	05/03/2030	7,975,132	–	–	–
	3,437,557	41.80	05/03/2030	–	–	–	–
	3,437,557	50.16	05/03/2030	–	–	–	–
Luke Pelosi	245,540	24.19	05/03/2030	3,182,198	20,557	763,693	–
	245,540	29.03	05/03/2030	1,993,785	–	–	–
	245,540	34.83	05/03/2030	569,653	–	–	–
	245,540	41.80	05/03/2030	–	–	–	–
	245,540	50.16	05/03/2030	–	–	–	–
Greg Yorston	98,216	24.19	05/03/2030	1,272,879	34,385	1,277,403	–
	98,216	29.03	05/03/2030	797,514	–	–	–
	98,216	34.83	05/03/2030	227,861	–	–	–
	98,216	41.80	05/03/2030	–	–	–	–
	98,216	50.16	05/03/2030	–	–	–	–
Mindy Gilbert	49,108	24.19	05/03/2030	636,440	36,161	1,343,381	–
	49,108	29.03	05/03/2030	398,757	–	–	–
	49,108	34.83	05/03/2030	113,931	–	–	–
	49,108	41.80	05/03/2030	–	–	–	–
	49,108	50.16	05/03/2030	–	–	–	–
Elizabeth Joy Grahek	–	–	–	–	43,312	1,609,041	–

(1)
Option-Based Awards and Share-Based Awards were provided in U.S. dollars. U.S. dollar amounts have been converted to Canadian dollars using the December 31 Exchange Rate.

(2)
The vesting dates for Mr. Dovigi’s options are as follows: March 5, 2020 for his tranche of 3,928,636 options, June 5, 2021 for his first tranche of 3,437,557 options, June 6, 2022 for his second tranche of

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3,437,557 options, June 6, 2023 for his third tranche of 3,437,557 options, and June 6, 2024 for his fourth tranche of 3,437,557 options. The vesting dates for the other NEOs are as follows: March 5, 2021 for such NEO’s first tranche of options, and March 5 on each subsequent year thereafter, with the fifth and final tranche vesting on March 5, 2025.
(3)
The corresponding exercise prices of the options in U.S. dollars, the currency they were granted in, are as follows: US$19.00 ($24.19), US$22.80 ($29.03), US$27.36 ($34.83), US$32.83 ($41.80), and US$39.40 ($50.16).

(4)
Options are “in-the-money” if the market price of the subordinate voting shares covered by the options is greater than the option exercise price. This value is calculated based on the difference between the closing price of the subordinate voting shares on the NYSE on December 31, 2020, which was US$29.18 ($37.15), and the exercise price of the option.

(5)
Includes RSUs granted in September 2020, which vest ratably over a three-year period following the first anniversary of the date of grant in increments of 33.3% per annum, subject to the participants’ continued employment.

(6)
For the purposes of attributing a market value to the shares underlying the share-based awards, being RSUs, the value is calculated based on the closing price per subordinate voting share of US$29.18 ($37.15) on the NYSE on December 31, 2020, being the last trading day of Fiscal 2020. This amount may not represent the actual value of the share-based awards upon distribution, as the value of the shares underlying these awards may be of greater or lesser value on vesting based on the market value of the subordinate voting shares at that time.

Incentive Plan Awards – Value Vested or Earned During the Year
The following table indicates, for each of the NEOs, the value of the option-based and share-based awards that were vested or earned in accordance with their terms during the year ending December 31, 2020.(1)
Name	Option-based awards – Value vested during the year ($)(2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Patrick Dovigi	nil	–	5,428,988
Luke Pelosi	–	–	1,503,771
Greg Yorston	–	–	1,503,771
Mindy Gilbert	–	–	726,264
Elizabeth Joy Grahek	–	–	595,041

(1)
Option-based awards and non-equity incentive plan compensation were provided in U.S. dollars. U.S. dollar amounts for option-based awards and non-equity incentive plan compensation have been converted to Canadian dollars using the December 31 Exchange Rate.

(2)
Mr. Dovigi had 3,928,636 options that were granted and vested immediately on March 5, 2020, at an exercise price of US$19.00 ($24.19). As of December 31, 2020, the in-the-money value of Mr. Dovigi's 3,928,636 options was $50,915,123.

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Potential Payments Table
The table below shows the incremental payments that would have been made to our NEOs under the terms of their employment agreements and equity incentive award agreements upon the occurrence of certain events, had they occurred on December 31, 2020.
Name	Event	Severance ($)(1)	Acceleration of Equity-Based Awards ($)	Total ($)(2)
Patrick Dovigi	Termination without cause, resignation for good reason, or termination by the Company within 18 months of change of control	14,461,197(3)(4)	35,888,920(5)	50,350,117
	Termination with cause or resignation without good reason	–	–	–
	Termination upon death	–	35,888,920(5)	35,888,920
Luke Pelosi	Termination without cause, resignation for good reason, or termination without cause or resignation with good reason within 12 months of change of control	3,972,029(3)(4)	19,432,586(6)	23,404,615
	Termination with cause or resignation without good reason	–	–	–
	Termination upon death	–	19,432,586(6)	19,432,586
Greg Yorston	Termination without cause, resignation for good reason, or termination without cause or resignation with good reason within 12 months of change of control	4,007,507(3)(4)	15,146,587(6)	19,154,094
	Termination with cause or resignation without good reason	–	–	–
	Termination upon death	–	15,146,587(6)	15,146,587
Mindy Gilbert	Termination without cause, resignation for good reason, or termination without cause or resignation with good reason within 12 months of change of control	2,143,429(3)(4)	5,650,716(6)	7,794,145
	Termination with cause or resignation without good reason	–	–	–
	Termination upon death	–	5,650,716(6)	5,650,716
Elizabeth Joy Grahek	Termination without cause, resignation for good reason, or termination without cause or resignation with good reason within 12 months of change of control	1,756,373(3)(4)	3,714,492(6)	5,470,865
	Termination with cause or resignation without good reason	–	–	–
	Termination upon death	–	3,714,492(6)	3,714,492

(1)
Reflects the full value of the severance payment that the NEO would be entitled to, whether it is payable in equal instalments or a lumpsum payment. This value assumes there are no accrued obligations or basic entitlements, meaning earned but unpaid salary and vacation pay, unreimbursed business expenses, bonus earned but not previously paid to the NEO in respect of the previous fiscal year, or pro-rated bonus for Fiscal 2020. Unless otherwise specified, any U.S. dollar amounts for salary

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have been converted to Canadian dollars using the Fiscal 2020 Exchange Rate and any U.S. dollar amounts for non-equity incentive plan compensation have been converted to Canadian dollars using the December 31 Exchange Rate.
(2)
Not reflected in the table are the amounts for the premiums that the Company will continue to pay for certain health and welfare benefits for the NEOs following the date of termination. For Mr. Dovigi, the Company will continue to pay such premiums for 12-months following the date of his termination or death. In addition, Mr. Dovigi will continue to have use of the automobile and the benefits associated with same for the 12-month period following the date of his termination. For each of the other NEOs, the Company will continue to pay such premiums until the earlier of 18 months or comparable coverage is secured through alternate employment.

(3)
In the case of Mr. Dovigi, this amount is paid in equal instalments over the 12-month period following the date of his termination. In the case of each of the other NEOs, in the event of: (i) termination without cause or resignation for good reason, this amount is paid in equal instalments over the 24-month period following the date of his or her termination, or (ii) termination without cause or resignation with good reason within 12 months of change of control, this amount is paid in a lump sum payment, payable within 60 days following the date of termination.

(4)
In the case of Mr. Dovigi, this amount represents three times the sum of his salary and bonus received in the prior fiscal year. In the case of each of the other NEOs, this amount represents two times the sum of his or her salary earned in the then current fiscal year and the average bonus received in the two previous fiscal years. The U.S. dollar amount for Mr. Dovigi’s salary for the prior fiscal year has been converted to Canadian dollars using the average exchange rate of US$1.00=$1.3268 for such year. U.S. dollar amounts for non-equity incentive plan compensation for the prior fiscal year have been converted to Canadian dollars using the exchange rate on December 31, 2019 of US$1.00=$1.2988.

(5)
The vesting of all unvested equity-based awards will accelerate. Reflects the value of Mr. Dovigi’s in-the-money options that were unvested immediately prior to termination. In addition, Mr. Dovigi would receive the value of his in-the-money options that had previously vested prior to termination. U.S. dollar amounts for options have been converted to Canadian dollars using the December 31 Exchange Rate.

(6)
The vesting of all unvested equity-based awards will accelerate. Reflects the value of the NEO’s RSUs, the value of the in-the-money options that were unvested immediately prior to termination, and the release of the Legacy Option Shares from escrow, as applicable. U.S. dollar amounts for equity-based compensation have been converted to Canadian dollars using the December 31 Exchange Rate.

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PERFORMANCE GRAPH
The following graph compares the Company’s cumulative total shareholder return to the S&P/TSX Composite Index, assuming reinvestment of any dividends and considering a $100 investment on March 3, 2020, being the date the Company’s subordinate voting shares began trading on the TSX.
The S&P/TSX Composite Index tracks the share prices of the largest companies on the TSX measured by market capitalization. Stocks included in this index cover all sectors of the economy and are not significantly weighted in the retail or any other comparable industry, and are therefore not directly comparable to the Company. During the period commencing on the first day the Company's subordinate voting shares began trading on the TSX to the last trading day of Fiscal 2020, the cumulative shareholder return on an investment in the subordinate voting shares increased by 65.9% compared to the S&P/TSX increase of 9.2%.
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SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS
The following table shows information, as at December 31, 2020, on compensation plans under which shares are authorized for issuance.
Equity Compensation Plan Information
Plan Category		Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights (b)(1)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	LTIP	19,643,184 Options 1,522,659 RSUs	$35.71 –	11,452,247
	DSU Plan	18,248 DSUs	–
Equity compensation plans not approved by shareholders		–	–	–
Total		21,184,091	$35.71	11,452,247

(1)
Share-based awards are valued in U.S. dollars. The U.S. dollar amounts have been converted to Canadian dollars using the December 31 Exchange Rate.

For more information on the material features of our equity-based incentive compensation plans, see “Description of LTIP” below as well as “Compensation Discussion and Analysis”  –  “Principal Elements of Compensation” and “Director Compensation” – “Incentive Plan Awards – Value Vested or Earned During the Year” – “Deferred Share Unit Plan”.
Description of LTIP
The following discussion provides a high level description of the material terms and conditions of our LTIP and is qualified in its entirety by the text of the LTIP and each grant agreement evidencing the applicable awards.
Under the terms of the LTIP, our Board, or if authorized by our Board, our NGC Committee, may grant awards to eligible participants, as applicable. The NGC Committee is responsible for administering the Company’s LTIP. Previous grants of equity-based awards may be taken into consideration when making decisions related to equity-based compensation. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of awards is evidenced by a grant agreement with each such participant. The interest of any participant in any award is not assignable or transferable, whether voluntarily, involuntarily, by operation of law or otherwise, other than by will or the laws of descent and distribution.
Only subordinate voting shares are issuable under our LTIP, and the maximum number of subordinate voting shares reserved for issuance collectively under our LTIP, the DSU Plan and any other security-based compensation arrangement is 10% of the aggregate number of subordinate voting shares and multiple voting shares issued and outstanding from time to time. As of December 31, 2020, RSUs and options were the only forms of awards granted under the LTIP. As of December 31, 2020, under the LTIP, there were 1,522,659 RSUs and 19,643,184 options outstanding, representing approximately 0.47% and 6.02%, respectively, of the aggregate number of our subordinate voting shares and multiple voting shares then
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issued and outstanding. As of December 31, 2020, 11,452,247 subordinate voting shares remained available for issuance under the LTIP and DSU Plan, together, representing 3.51% of the aggregate number of our subordinate voting shares and multiple voting shares then issued and outstanding.
The LTIP provides that, in order to preclude a dilution or enlargement of the benefits under the LTIP, appropriate adjustments, if any, will be made by our Board in the shares issuable or amount payable in connection with a reclassification, reorganization or other change of our shares, share split or consolidation, distribution, merger or amalgamation.
For the purposes of calculating the maximum number of subordinate voting shares reserved for issuance under the LTIP, the DSU Plan and any other security-based compensation arrangement, any issuance from treasury by the Company that is issued in reliance upon an exemption under applicable stock exchange rules applicable to equity based compensation arrangements used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of the Company shall not be included. All of the shares covered by the exercised, cancelled or terminated awards automatically become available subordinate voting shares for the purposes of awards that may be subsequently granted under the LTIP. As a result, the LTIP is considered an “evergreen” plan. As an evergreen plan, the LTIP is subject to shareholder approval every three years pursuant of the rules of the TSX.
The maximum number of subordinate voting shares that may be: (i) issued to insiders of the Company within any one-year period; or (ii) issuable to insiders of the Company at any time, in each case, under the LTIP alone, or when combined with all of the Company’s other security based compensation arrangements, cannot exceed 10% of the aggregate number of shares issued and outstanding from time to time. The LTIP does not include a maximum that may be issued to an eligible participant. No financial assistance is provided by the Company to eligible participants in connection with the LTIP.
The terms and conditions of grants of options, RSUs and PSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these awards, are set out in the participant’s grant agreement. The impact of certain events upon the rights of holders of these types of awards, including termination for cause, resignation, retirement, termination other than for cause and death or long-term disability, are set out in the participant’s grant agreement.
The participant’s grant agreement provides that options shall be exercisable during a period established by our Board which shall commence on the date of the grant and shall terminate no later than ten years after the date of the granting of the options or such shorter period as the Board may determine. The exercise price of options is determined by the Board when such options are granted, but may not be less than the closing price of the subordinate voting shares on the day prior to the grant of such options. For RSUs and PSUs, the participant’s grant agreement provides or is expected to provide that RSUs and PSUs shall settle, subject to the achievement of the applicable vesting or other conditions applicable thereto, if any, no later than three years after the date of grant of the award if settled in cash or shares purchased in the open market by the Company, or no later than ten years after the date of the grant of award if settled in shares issued from treasury by the Company, or in each case, such shorter period as our Board may determine. RSUs and PSUs entitle the eligible participant to acquire subordinate voting shares at a purchase price determined by the Board, subject to certain restrictions and conditions as the Board may determine at the time of grant. RSUs and PSUs may be settled in cash, subordinate voting shares or both, in accordance with the terms of the LTIP and the grant agreement.
The LTIP provides that the exercise period for an option shall automatically be extended if the date on which it is scheduled to terminate falls during a black-out period. In such cases, the extended exercise period shall terminate ten business days after the last day of the black-out period. In order to facilitate the payment of the exercise price of the options, the LTIP has a
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cashless exercise feature pursuant to which participants may elect to undertake either a broker assisted “cashless exercise” or a “net exercise” subject to the procedures set out in the participant’s grant agreement, including the consent of our Board, where required.
In the event of a change of control of the Company, our Board has the discretion to, among other things, accelerate the vesting of outstanding awards, settle outstanding awards in cash or exchange outstanding awards for similar awards of a successor company.
Our Board may, in its sole discretion, suspend or terminate the LTIP at any time, or from time to time, amend, revise or discontinue the terms and conditions of the LTIP or of any securities granted under the LTIP and any grant agreement relating thereto, subject to any required regulatory and exchange approval, provided that such suspension, termination, amendment, or revision does not adversely alter or impair any award previously granted except as permitted by the terms of the LTIP or as required by applicable laws.
Our Board may amend the LTIP or any securities granted under the LTIP at any time without the consent of a participant provided that such amendment shall: (i) not adversely alter or impair any award previously granted except as permitted by the terms of the LTIP or with consent of the participant; (ii) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSX or NYSE; and (iii) be subject to shareholder approval, where required by law, the requirements of the TSX, NYSE or the LTIP, provided however that shareholder approval shall not be required for the following amendments and our Board may make any changes which may include but are not limited to:
•
any amendment to the vesting provisions, if applicable, or assignability provisions of awards;

•
any amendment regarding the effect of termination of a participant’s employment or engagement;

•
any amendment which accelerates the date on which any award may be exercised under the LTIP;

•
any amendment necessary to comply with applicable law or the requirements of the TSX, NYSE, any other exchange upon which the securities of the Company are then listed, or any other regulatory body;

•
any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of the LTIP, correct or supplement any provision of the LTIP that is inconsistent with any other provision of the LTIP, correct any grammatical or typographical errors or amend the definitions in the LTIP;

•
any amendment regarding the administration of the LTIP; and

•
any other amendment that does not require the approval of shareholders pursuant to the amendment provisions of the LTIP,

provided that the alteration, amendment or variance does not:
•
increase the maximum number of subordinate voting shares issuable under the LTIP, other than an adjustment pursuant to a change in capitalization;

•
reduce the exercise price of awards;

•
extend the expiration date of an award benefitting an insider of the Company, except in the case of an extension due to a black-out period;

•
remove or exceed the insider participation limits; or

•
amend the amendment provisions of the LTIP.

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
None of our directors, executive officers, employees, former directors, former executive officers or former employees or any of our subsidiaries, and none of their respective associates, is or has within 30 days before the date of this Circular or at any time since the beginning of the most recently completed financial year been indebted to us or any of our subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by us or any of our subsidiaries.
CORPORATE GOVERNANCE
General
The Company and Board believe that sound corporate governance practices are essential to the proper and effective management and operation of our business. This includes compliance with applicable regulatory requirements and best practices that go beyond the requirements mandated by regulation. The Company continues to monitor corporate governance developments in Canada with a view to further enhancing its governance policies and practices, as appropriate.
We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted certain corporate governance policies and practices.
As a corporation incorporated under the OBCA and listed on both the TSX and the NYSE, the Company is subject to various Canadian and U.S. legislation, rules, regulations, standards and recommendations related to governance practices. The Board and senior management believe that the Company’s current governance practices are appropriate and comply in all material respects with the requisite regulatory and statutory requirements, including National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), the corporate governance rules of the NYSE and TSX, and applicable Canadian and U.S. corporate and securities laws.
To comply with these various legislation, rules, regulations, standards and recommendations and achieve best practices, we have adopted comprehensive corporate governance policies and procedures. Our key policies and documents include the following:

•
Mandate of the Board

•
Majority Voting Policy

•
Charters of our Board committees, including the Audit Committee and the NGC Committee

•
Code of Ethics

•
Clawback Policy

•
Whistleblower Policy

• Insider Trading Policy • Disclosure Policy • Corporate Governance Guidelines • Diversity Policy • Share Ownership Guidelines • Anti-Bribery Policy
Board of Directors
Director Independence
Under the NYSE Listing Rules, an independent director means a person who, among other things, in the opinion of our Board, has no material relationship with our Company. Under
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NI 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”). Pursuant to NI 52-110, an independent director is a director who is free from any direct or indirect material relationship with us which could, in the view of our Board, be reasonably expected to interfere with the exercise of a director’s independent judgement.
The Board is currently comprised of eight directors, six of whom are independent. As such, the Board is currently comprised of a majority of independent directors. Based on information provided by each director concerning his or her background, employment and affiliations, our Board has determined that Patrick Dovigi and Ven Poole are not considered “independent” as that term is defined under the NYSE Listing Rules and NI 58-101 as a result of Mr. Dovigi being our Chief Executive Officer and Mr. Poole being an employee of the Company until February, 2020. Certain members of our Board are also members of the board of other public companies. See “Proposal 1 – Election of Directors” – “Description of Proposed Director Nominees”.
Meetings of Independent Directors and Conflicts of Interest
Our Board believes that given its size and structure, it is able to facilitate independent judgement in carrying out its responsibilities. To enhance such independent judgement, the independent directors of the Company consider, at each meeting, whether an in camera meeting without the non-independent directors and members of management would be appropriate, and hold an in camera meeting where appropriate. In addition, any independent director may, at any time, if considered necessary to facilitate open and candid discussion among the independent directors, call a meeting or request an in camera session without management and non-independent directors.
Our Board has not appointed an independent chair. However, Dino Chiesa has been appointed as lead independent director by our Board and is responsible for ensuring that the directors who are independent of management have opportunities to meet without management present, as required. Discussions are led by the lead director who provides feedback subsequently to the Chair. The lead director shall be appointed and replaced from time to time by a majority of independent directors and shall be an independent director.
A director who has a material interest in a matter before our Board or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our Board or any committee on which he or she serves, such director may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors are also required to comply with the relevant provisions of the OBCA regarding conflicts of interest.
Director Commitments
The Board, with the assistance of the NGC Committee, monitors the demands placed on each director’s time and attention outside of their service on the Board. This includes, among other things, reviewing the number of other public company boards that a director sits on to ensure that no director has excessive commitments to other public companies that may result in a reduced ability for the director to provide effective oversight as a Board member. In this regard, each director is required to notify the Chair of the NGC Committee prior to accepting a directorship at another public company.
The Board, with the assistance of the NGC Committee, also monitors interlocking board and committee memberships among all directors. Board interlocks exist when two directors of one public company sit on the board of another public company and committee interlocks exist when two directors sit together on another public company board and are also members of the same board committee.
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Director Term Limits and Other Mechanisms of Board Renewal
Our Board has not adopted director term limits, a mandatory age retirement policy for its directors or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age related retirement policies and other mechanisms of board renewal, the NGC Committee seeks to maintain the composition of our Board in a way that provides, in the judgement of our Board, the best mix of skills and experience to provide for our overall stewardship.
Our NGC Committee also conducts a process for the assessment of our Board, each committee and each director regarding his, her or its effectiveness and performance, and to report evaluation results to our Board. For further information on the composition of our Board and the annual assessment process, see also "Board and Senior Executive Diversity Policy" and "Mandate of our Board of Directors".
Mandate of our Board of Directors
Our Board is responsible for supervising the management of the business and affairs of the Company, including providing guidance and strategic oversight to management. Our Board has adopted the written mandate set forth in Appendix “A” that includes the following responsibilities, among others:
•
adopting a strategic planning process, approving the principal business objectives for the Company and approving major business decisions and strategic initiatives;

•
monitoring the implementation of procedures, policies and initiatives relating to corporate governance, risk management, corporate social responsibility, health and safety, ethics and integrity;

•
appointing the Chief Executive Officer of the Company and developing the corporate goals and objectives that the Chief Executive Officer should meet, and reviewing the performance of the Chief Executive Officer against such goals and objectives;

•
taking steps to satisfy itself as to the integrity of the Chief Executive Officer and other senior executive officers and that the Chief Executive Officer and other senior executive officers create a culture of integrity throughout the organization; and

•
approving the succession plan for the Company’s senior executive officers.

Our Board, in conjunction with the NGC Committee, also evaluates and assesses, on an annual basis, directors’ performance and effectiveness of our Board and committees of our Board. The assessment addresses, among other things, individual director independence, individual director and overall Board skills, and individual director financial literacy. Our Board receives and considers the recommendations from the NGC Committee regarding the results of the evaluation of the performance and effectiveness of our Board and committees.
Our Board also maintains a skills matrix to assess its composition. The following table summarizes the key experiences and skills represented on our Board:
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Director
Experience and Skills	Dino Chiesa	Patrick Dovigi	Violet Konkle	Arun Nayar	Paolo Notarnicola	Ven Poole	Blake Sumler	Raymond Svider
Strategic Planning	✓	✓	✓	✓	✓	✓	✓	✓
M&A	✓	✓		✓	✓	✓	✓	✓
Environmental Services or Regulated Industry	✓	✓	✓		✓	✓		✓
C-Suite-Public Company	✓		✓	✓		✓		✓
Governance / Board Experience	✓	✓	✓	✓	✓	✓	✓	✓
Risk Management	✓	✓	✓	✓	✓	✓	✓
Financial / Accounting	✓	✓	✓	✓	✓	✓	✓	✓
Capital Markets	✓	✓		✓	✓	✓	✓	✓
Sustainability	✓	✓				✓
Operations & Management	✓	✓	✓	✓	✓	✓		✓
Position Descriptions
The Chair of the Board and Committee Chairs
Our Board has adopted a written position description for the Chair, which sets out the Chair’s key responsibilities, including, among others, duties relating to setting Board meeting agendas, chairing Board and shareholder meetings, director development and communicating with shareholders and regulators. Our Board has adopted a written position description for our lead director. See “Meetings of Independent Directors and Conflicts of Interest”.
Our Board has adopted a written position description for each of our committee chairs which sets out each of the committee chair’s key responsibilities, including, among others, duties relating to setting committee meeting agendas, chairing committee meetings and working with the respective committee and management to ensure, to the greatest extent possible, the effective functioning of the committee.
Lead Independent Director
Our Board has adopted a written position description for the Lead Independent Director, which sets out the key responsibilities of the Lead Independent Director, including, among others, duties relating to working collaboratively with the Chair and Chief Executive Officer with respect to Board governance and Board processes, providing independent leadership to enable the Board to effectively carry out its duties and responsibilities independently from the senior executives of the Company, facilitating an effective relationship between senior executives of the Company and the Board and other duties related to chairing meetings of independent directors and communication with shareholders.
The Chief Executive Officer
Our Board has adopted a written position description for our Chief Executive Officer which sets out the key responsibilities of our Chief Executive Officer, including, among others, duties
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relating to providing overall leadership, ensuring the development of a strategic plan and recommending such plan to our Board for consideration, ensuring the development of an annual corporate plan and budget that support the strategic plan and recommending such plan to our Board for consideration and supervising day-to-day management and communicating with shareholders and regulators.
Orientation and Continuing Education
We have implemented an orientation program for new directors under which a new director meets with the Chair, the lead director, members of senior management and our corporate secretary. New directors are provided with comprehensive orientation and education as to the nature and operation of the Company and our business, the role of our Board and its committees, and the contribution that an individual director is expected to make. Our NGC Committee is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to ensure that their knowledge and understanding of our business remains current. The chair of each committee is responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate.
We annually hold a two-day management session, in which our Board participates. As a result of COVID-19, all in-person training, facility visits and educational sessions in 2020 were postponed. Despite these restrictions, the Board has been provided with regular updates and where available materials from management and the auditors regarding changes in governance trends, updates in policies and the steps taken by the Company in ensuring a safe workplace in light of COVID-19. While not in person, these updates have served to keep directors aware and aligned with the policies and procedures of the Company and informed with regard to governance best practices and regulatory changes.
Code of Ethics
We have adopted a written code of ethics (the “Code of Ethics”), which applies to all of our officers, directors, employees, contractors and agents, acting on behalf of the Company. The objective of the Code of Ethics is to provide guidelines for maintaining our and our subsidiaries’ integrity, trust and respect. The Code of Ethics addresses compliance with laws, rules and regulations, conflicts of interest, confidentiality, commitment, preferential treatment, financial information, internal controls and disclosure, protection and proper use of our assets, communications, fair dealing, fair competition, due diligence, illegal payments, equal employment opportunities and harassment, privacy, use of Company computers and the internet, political and charitable activities and reporting any violations of law, regulation or the Code of Ethics. Any person subject to the Code of Ethics should report all violations of law, regulation or of the Code of Ethics of which they become aware to any one of our senior executives. Our Board has ultimate responsibility for monitoring compliance with the Code of Ethics. The Code of Ethics is available on our investor relations website at http://investors.gflenv.com under “Governance Documents” and has been filed with the Canadian securities regulatory authorities on SEDAR at http://sedar.com.
Waivers of the Code of Ethics will be granted only in advance and under exceptional circumstances by the NGC Committee. Any waiver of the Code of Ethics with respect to a member of the NGC Committee may be granted only by the Audit Committee, and any waiver with respect to a director or executive officer of GFL may be granted only by the Board. Any such waiver shall be disclosed to the extent and in the manner required by applicable laws or stock exchange rules. Any amendments to the Code of Ethics will be posted on the Company’s website and on SEDAR. If a waiver applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions, we will disclose such waiver or amendment (i) on our website within five business
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days following the date of amendment or waiver or (ii) through the filing of a Form 6-K. We granted no waivers under our Code of Ethics in 2020.
Independent, Anonymous Complaint Process
We have adopted a written whistleblower policy (the “Whistleblower Policy”), which sets out and describes procedures governing the receipt, retention and treatment of complaints regarding, among other things, accounting, internal accounting controls or auditing matters, violations of applicable law, rules or regulations that relate to corporate reporting and disclosure, or violations of the Code of Ethics, and any other concerns regarding behavior or conduct that may be considered unethical, suspicious, fraudulent or illegal.
The Company maintains a third-party managed confidential reporting platform that permits the anonymous reporting of complaints in accordance with the Whistleblower Policy. The distribution of all confidential complaint reports is strictly limited to appropriate members of senior management who need to know of the complaint in order that the complaint be properly investigated and addressed.
Disclosure Policy
We have adopted a written disclosure policy (the “Disclosure Policy”), which outlines the procedures and practical guidelines for timely disclosure of information about the Company to the investing public, in accordance with applicable legal and regulatory requirements, and is intended to protect and prevent the improper use or disclosure of undisclosed material information or otherwise confidential information about the Company. The Disclosure Policy applies to all directors, officers, employees, consultants and contractors of the Company who have access to confidential corporate information, including undisclosed material information, and those persons authorized to speak on the Company’s behalf and to all disclosure in any medium, including to shareholders, the investment community and the media.
Anti-Bribery Policy
We have adopted an anti-bribery and anti-corruption compliance policy (the “Anti-Bribery Policy”), which confirms our commitment to comply fully with Canada’s Corruption of Foreign Public Officials Act and the United States Foreign Corrupt Practices Act of 1977 and any local and foreign anti-bribery or anti-corruption laws and regulations that may be applicable. The Anti-Bribery Policy requires all officers, directors, employees, contractors and agents acting on behalf of the Company to comply with all laws prohibiting improper payments to domestic and foreign officials, and to conduct the Company’s business legally and ethically. Gifts, payments or offerings of anything to influence sales or other business, bribes, kickbacks, or other questionable inducements, directly or indirectly to government officials are prohibited. The Anti-Bribery Policy provides a guideline of prohibited payments, as well as the consequences of non-compliance. The Anti-Bribery Policy also sets out strategies we have adopted to mitigate bribery and corruption risk. The NGC Committee is responsible for monitoring compliance with the Anti-Bribery Policy and initiating investigations of reported violations.
Communications with the Board and Management
Shareholders and other interested parties may communicate with the Board generally, with the independent directors as a group or with a specific director at any time by writing to the Board, the independent directors or a specific director, to the attention of the Corporate Secretary, at our head offices located at GFL Environmental Inc., 100 New Park Place, Suite 500, Vaughan, Ontario L4K 0J3. The Corporate Secretary will forward all
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communications to the Board, the independent directors or a specific director, as applicable, as soon as practicable after receipt without screening the communication. Shareholders and other interested parties are also able to communicate with the Board and management through the Company’s investor relations email at ir@gflenv.com.
Shareholder Outreach
We believe that our relationship with and accountability to our shareholders are important to our success. Engaging with our shareholders helps us to understand their perspective, and to set goals and expectations for our performance. This engagement also helps us to identify emerging issues that may affect our strategies, corporate governance, compensation practices or other aspects of our operations. Our shareholder and investor outreach includes investor road shows, analyst meetings and investor conferences. We also communicate with shareholders and other interested parties through various media, including our annual and quarterly reports, press releases and our website. Our conference calls for quarterly earnings releases and major corporate developments are open to all. The quarterly earnings presentations are also archived and available on our website. Our Chief Executive Officer, Chief Financial Officer and other senior management also regularly meet with investors to discuss our strategy, financial and business performance and to update investors on key developments.
Committees of our Board
Our Board has established two committees: the Audit Committee and the NGC Committee.
Audit Committee
Our Audit Committee consists of three directors, all of whom are persons determined by our Board to meet the independence requirements for audit committees under the rules of the NYSE and NI 52-110. Our Audit Committee is composed of Arun Nayar, who acts as chair of the committee, Dino Chiesa, and Violet Konkle. Each of our Audit Committee members has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. The Board has also determined that each of the Audit Committee members are “financially literate” within the meaning of the rules and regulations of the NYSE and NI 52-110 and each qualify as an “audit committee financial expert” as defined under applicable SEC rules and regulations.
Our Board has adopted the written charter set forth in Appendix “B” that includes the purpose, composition, authority and responsibility of our Audit Committee, consistent with NI 52-110. The Audit Committee assists our Board in fulfilling its oversight of:
•
our financial statements and financial reporting processes;

•
our systems of internal accounting and financial controls;

•
the annual independent audit of our financial statements;

•
legal and regulatory compliance;

•
compliance with debt covenants and assists in reviewing the process and reports with which we measure financial results or performance; and

•
public disclosure items such as quarterly press releases, investor relations materials and other public reporting requirements.

The Audit Committee is also responsible for the Company’s policies and procedures for reviewing and approving or ratifying related-party transactions.
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It is the responsibility of the Audit Committee to maintain free and open means of communication between the Audit Committee, the external auditors and the management of the Company. The Audit Committee is given full access to the Company’s management and records and external auditors as necessary to carry out these responsibilities. The Audit Committee has the authority to carry out such special investigations as it sees fit in respect of any matters within its various roles and responsibilities. The Company shall provide appropriate funding, as determined by the Audit Committee, for the payment of compensation to the independent auditor for the purpose of rendering or issuing audit reports and to any advisors employed by the Audit Committee.
For additional details regarding the relevant education, skills and experience of each member of our Audit Committee, see “Proposal 1 – Election of Directors” – “Description of Proposed Director Nominees” and the director skills matrix under "Mandate of our Board of Directors".
Nomination, Governance and Compensation Committee
Our Board has established the NGC Committee, which is composed of three directors, all of whom are persons determined by our Board to be independent directors, and are charged with reviewing, overseeing and evaluating our compensation, corporate governance and nominating policies. Our NGC Committee is composed of Paolo Notarnicola, who acts as chair of the committee, Dino Chiesa and Arun Nayar.
Our Board has adopted a written charter setting forth the purpose, composition, authority and responsibility of our NGC Committee consistent with the Company’s Corporate Governance Guidelines. Our NGC Committee’s purpose is to assist our Board in:
•
the appointment, evaluation and compensation of our senior executives;

•
the recruitment, development and retention of our senior executives;

•
maintaining talent management and succession planning systems and processes relating to our senior management;

•
developing the compensation structure for our senior executives including salaries, annual and long-term incentive plans including plans involving share issuances and other share-based awards;

•
establishing policies and procedures designed to identify and mitigate risks associated with our compensation policies and practices;

•
assessing the compensation of our directors;

•
developing benefit retirement and savings plans;

•
developing our corporate governance guidelines and principles and providing us with governance leadership;

•
identifying individuals qualified to be nominated as members of our Board;

•
monitoring compliance with the Anti-Bribery Policy and initiating investigations of reported violations;

•
monitoring compliance with the Code of Ethics;

•
reviewing the structure, composition and mandate of our board committees;

•
guiding management in identifying sustainability and corporate responsibility strategies, goals and objectives that have significant potential financial or reputational impacts and reviewing the Company’s performance toward such goals and objectives; and

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•
evaluating the performance and effectiveness of our Board and of our board committees.

Our NGC Committee is responsible for establishing and implementing procedures to evaluate the performance and effectiveness of our Board, committees of our Board and the contributions of individual board members. Our NGC Committee also takes reasonable steps to evaluate and assess, on an annual basis, directors’ performance and effectiveness of our Board, committees of our Board, individual board members, our Chair, lead director and committee chairs. The assessment addresses, among other things, individual director independence, individual director and overall board skills and attributes, including diversity, and individual director financial literacy. Our Board receives and considers the recommendations from our NGC Committee regarding the results of the evaluation of the performance and effectiveness of our Board, committees of our Board, individual board members, our Chair, lead director and committee chairs. Our NGC Committee is also responsible for orientation and continuing education programs for our directors.
For additional details regarding the relevant education, skills and experience of each member of our NGC Committee, see “Proposal 1 – Election of Directors” – “Description of Proposed Director Nominees” and the director skills matrix under "Mandate of our Board of Directors".
Environmental, Social and Governance Matters
The Company believes that environmental, organization and financial sustainability initiatives are key components of our continued success. The Board is responsible for the oversight of environmental, social and governance (“ESG”) matters, including in relation to (i) strategies, policies, systems and processes of the Company, (ii) management of risks relating to ESG matters and (iii) compliance with statutory and regulatory obligations.
The Sustainability Initiatives Committee (the “Sustainability Committee”) is comprised of our NEOs, Area Vice Presidents and VP Environmental Responsibility & Sustainability and plays a key role in acting as the bridge between our operations and our Board, through the NGC Committee. The Sustainability Committee defines our sustainability commitments, goals and objectives and develops the strategies to be implemented to ensure that sustainability continues to be integrated into our internal operations.
The Sustainability Committee considers and recommends for the approval of the NGC Committee those sustainability goals, commitments and objectives that we publicly disclose, as well as the format and timing of such disclosures. The Sustainability Committee oversees the implementation of key initiatives to help us achieve our identified sustainability commitments, goals and objectives in accordance with the expectations that are set by the Board and reports quarterly to the NGC Committee on the progress made toward implementing our identified sustainability goals, commitments and objectives.
To support our commitments to sustainability, we continue to make significant investments in developing a robust environmental management system that was developed based on the commitments of our Environmental Sustainability Policy to track both regulatory compliance and other relevant performance measures. These investments reflect our commitment to providing sustainable environmental solutions for our customers that are also value-enhancing initiatives for our business. Recognizing that our employees are our greatest asset, we are also focused on ensuring their health and safety through our Safe For Life program, a program designed to ensure that safety is a top priority in all our employees' decisions. The Company’s sustainability policy and sustainability reports are available on the "ESG – Sustainability" section of our website at http://investors.gflenv.com.
Achievement of our sustainability and safety targets, goals and objectives is taken into account in calculating non-equity incentive compensation granted to NEOs.
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Board and Senior Executive Diversity Policy
We recognize the importance and benefit of having a Board and senior management composed of highly talented and experienced individuals who reflect the diversity of our stakeholders, including our customers and employees as well as the changing demographics of the communities in which we operate. We have therefore adopted a written diversity policy (the “Diversity Policy”) to address the need to foster and promote diversity among Board members and senior management for attributes such as gender, ethnicity and other characteristics.
In support of these principles, the Board and the NGC Committee, when identifying candidates to nominate for election to our Board or appoint as senior management or in its review of senior management succession planning and talent management:
•
considers individuals who are highly qualified, based on their talents, experience, functional expertise and personal skills, character and qualities having regard to our current and future plans and objectives, as well as anticipated regulatory and market developments;

•
considers criteria that promote diversity, including with regard to gender, ethnicity, and other characteristics;

•
considers the level of representation of women on our Board and in senior management positions, along with other markers of diversity, when making recommendations for nominees to our Board or for appointment as senior management and in general with regard to succession planning for our Board and senior management; and

•
as required, engages qualified independent external advisors to assist our Board in conducting its search for candidates that meet the Board’s criteria regarding skills, experience and diversity.

Given the nature and size of the Company’s business and its industry, the Diversity Policy does not specify formal targets regarding the representation of women on our Board or in senior management positions. However, the NGC Committee monitors the level of diversity, including gender diversity, with a view to continuing to broaden recruiting efforts consistent with our commitment to diversity described above. The NGC Committee will generally identify, evaluate and recommend candidates that, as a whole, consist of individuals with various and relevant career experience, industry knowledge and experience, financial expertise and other specialized experience, while also taking diversity, including gender diversity, into consideration.
In March 2020, we made a commitment to appoint a female director to our Board, and in February 2021, within our first year of being a public company, Violet Konkle was appointed to the Board as an independent director. We also intend to appoint another woman to the Board within the 12 months following the date of the Meeting. As at the date of this Circular there is one woman on our Board, representing approximately 13% of our current eight-person Board and 17% of the Company’s independent directors. In addition, two women hold named executive officer positions, representing 40% of our named executive officers.
In addition to the adoption of our Diversity Policy, we have created the Women in Waste initiative, a program designed to support women employees in their careers at GFL and to attract greater participation of women in all roles throughout GFL's business lines and geographies.
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OTHER IMPORTANT INFORMATION
Voting Securities
The voting securities of the Company include subordinate voting shares, multiple voting shares and Convertible Preferred Shares. As of April 5, 2021, there are 314,671,325 subordinate voting shares issued and outstanding, 12,062,964 multiple voting shares issued and outstanding, and 28,571,428 Convertible Preferred Shares issued and outstanding.
Holders of subordinate voting shares are entitled to one vote per subordinate voting share on all matters upon which shareholders are entitled to vote. As of April 5, 2021, the subordinate voting shares represented approximately 88.6% of our total issued and outstanding shares and approximately 68.4% of the voting power attached to all of our shares. The subordinate voting shares are “restricted securities” within the meaning of National instrument 51-102 – Continuous Disclosure Obligations.
Holders of multiple voting shares are entitled to 10 votes per multiple voting share on all matters upon which shareholders are entitled to vote. As of April 5, 2021, the multiple voting shares represented approximately 3.4% of our total issued and outstanding shares and approximately 26.2% of the voting power attached to all of our shares.
Each holder of Convertible Preferred Shares is entitled to vote, to the greatest extent possible, with holders of subordinate voting shares and multiple voting shares as a single class. Holders of Convertible Preferred Shares are entitled to one vote per Convertible Preferred Share held as of the applicable record date, provided that each holder is deemed to have held such number of Convertible Preferred Shares that is equal to the number of subordinate voting shares into which such holder’s Convertible Preferred Shares were convertible pursuant to the terms of the Convertible Preferred Shares as of such date. As of April 5, 2021, 24,674,114 subordinate voting shares issuable upon conversion of the Convertible Preferred Shares were entitled to be voted at the Meeting. As of April 5, 2021, the Convertible Preferred Shares represented approximately 8.0% of our total issued and outstanding shares and approximately 5.4% of the voting power attached to all of our shares.
This summary is qualified by reference to, and is subject to, the detailed provisions of our Articles.
Certain Amendments
In addition to any other voting right or power to which the holders of subordinate voting shares shall be entitled by law or regulation or other provisions of our Articles from time to time in effect, but subject to the provisions of our Articles, holders of subordinate voting shares shall be entitled to vote separately as a class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of our Articles which would adversely affect the rights or special rights of the holders of subordinate voting shares or affect the holders of subordinate voting shares and multiple voting shares differently, on a per share basis, including an amendment to the terms of our Articles that provide that any multiple voting shares sold or transferred to a Person that is not a Permitted Holder shall be automatically converted into subordinate voting shares.
Pursuant to our Articles, holders of subordinate voting shares and multiple voting shares are treated equally and identically, except with respect to voting and conversion, on a per share basis, in certain change of control transactions that require approval of our shareholders under the OBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of our subordinate voting shares and multiple voting shares, each voting separately as a class.
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For the purposes of the foregoing:
“Permitted Holders” means Patrick Dovigi and the spouse or legal equivalent, the parents and/or the lineal descendants of Patrick Dovigi (the “Dovigi Related Persons”) or any trust, partnership, corporation, limited liability company or other estate or planning or investment vehicle in which no other Person has any legal, economic, beneficial or other interest other than such holder and/or the Dovigi Related Persons, as applicable, and with respect to which, a transfer does not result in any change in the effective control of such holder’s securities.
“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company.
Take-Over Bid Protection
Under applicable securities laws in Canada, an offer to purchase multiple voting shares would not necessarily require that an offer be made to purchase subordinate voting shares. In accordance with the rules of the TSX designed to ensure that, in the event of a take-over bid, the holders of subordinate voting shares will be entitled to participate on an equal footing with holders of multiple voting shares, the Dovigi Group entered into a coattail agreement with a trustee on March 5, 2020 (the “Coattail Agreement”). The Coattail Agreement contains provisions customary for dual class, TSX-listed corporations designed to prevent transactions that otherwise would deprive the holders of subordinate voting shares of rights under applicable securities laws in Canada to which they would have been entitled if the multiple voting shares had been subordinate voting shares. See “Coattail Agreement”, below.
The undertakings in the Coattail Agreement do not apply to prevent a sale by the holders of multiple voting shares or Permitted Holders of multiple voting shares if concurrently an offer is made to purchase subordinate voting shares that:
(a)
offers a price per subordinate voting share at least as high as the highest price per share to be paid pursuant to the take-over bid for the multiple voting shares;

(b)
provides that the percentage of outstanding subordinate voting shares to be taken up (exclusive of subordinate voting shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of multiple voting shares to be sold (exclusive of multiple voting shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

(c)
has no condition attached other than the right not to take up and pay for subordinate voting shares tendered if no multiple voting shares are purchased pursuant to the offer for multiple voting shares; and

(d)
is in all other material respects identical to the offer for multiple voting shares.

In addition, the Coattail Agreement does not prevent the transfer of multiple voting shares by the Dovigi Group to its Permitted Holders, provided such transfer is not or would not have been subject to the requirements to make a take-over bid (if the vendor or transferee were in Canada) or constitutes or would be exempt from certain requirements applicable to take-over bids under applicable securities laws in Canada. The conversion of multiple voting shares into subordinate voting shares, whether or not such subordinate voting shares are subsequently sold, would not constitute a disposition of multiple voting shares for the purposes of the Coattail Agreement.
Coattail Agreement
Under the Coattail Agreement, any sale of multiple voting shares (including a transfer to a pledgee as security) by a holder of multiple voting shares party to the Coattail Agreement is
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conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred multiple voting shares are not automatically converted into subordinate voting shares in accordance with our Articles.
The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the subordinate voting shares. The obligation of the trustee to take such action is conditional on us or holders of the subordinate voting shares providing such funds and indemnity as the trustee may reasonably require. No holder of subordinate voting shares has the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding subordinate voting shares and reasonable funds and indemnity have been provided to the trustee.
Other than in respect of non-material amendments and waivers that do not adversely affect the interests of holders of subordinate voting shares, the Coattail Agreement provides that, among other things, it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the TSX and any other applicable securities regulatory authority in Canada; and (b) the approval of at least two-thirds of the votes cast by holders of subordinate voting shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to subordinate voting shares held by the holders of multiple voting shares or their affiliates and related parties and any persons who have an agreement to purchase multiple voting shares on terms which would constitute a sale or disposition for purposes of the Coattail Agreement, other than as permitted thereby. Non-material amendments and waivers that do not adversely affect the interests of holders of subordinate voting shares shall be subject to the approval of the TSX, but shall not require approval of holders of subordinate voting shares.
No provision of the Coattail Agreement limits the rights of any holders of subordinate voting shares under applicable law.
Investor Rights Agreements
Certain aspects of the composition and functioning of our Board may be subject to the rights of the Investors under the Investor Rights Agreements, which, among other things, provide for certain director nomination rights. See “Proposal 1 – Election of Directors” – “Investor Rights Agreements.”
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Principal Holders of Voting Securities
The following table sets out the persons who had, to the knowledge of the Company’s directors or executive officers, as at the Record Date, directly or indirectly, beneficial ownership or control or direction over voting securities carrying 10% or more of the voting rights attached to any class of our voting securities. Subordinate voting shares and multiple voting shares subject to options that are currently exercisable are considered outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
Name	Type of Ownership	Number of Multiple Voting Shares	Percentage of Outstanding Multiple Voting Shares	Number of Subordinate Voting Shares	Percentage of Outstanding Subordinate Voting Shares	Number of Convertible Preferred Shares	Percentage of Outstanding Convertible Preferred Shares	Percentage of Total Voting Rights
BC Partners(1)(2)	Beneficial	–	–	129,900,359	41.3%	–	–	28.2%
Ontario Teachers(3)(4)	Beneficial	–	–	50,824,825	16.2%	–	–	11.0%
Dovigi Group(5)(6)	Beneficial	12,062,964	100%	7,366,195	2.3%	–	–	27.8%

(1)
Consists of 129,900,359 subordinate voting shares held directly by BCEC-GFL Borrower (Cayman) LP, an affiliate of BCEC-GFL Holdings (Guernsey) L.P. BCEC-GFL Borrower GP (Cayman), Ltd. is the general partner of BCEC-GFL Borrower (Cayman) LP and has voting and dispositive power with respect to the subordinate voting shares held by BCEC-GFL Borrower (Cayman) LP. The number of shares indicated in the table above excludes any shares held by GFL Borrower II (Cayman) LP over which BCEC-GFL Borrower GP (Cayman), Ltd. may be deemed to also have shared voting and/or dispositive power. GFL Borrower II GP (Cayman), Ltd. is the general partner of GFL Borrower II (Cayman) LP. Each of BCEC-GFL Borrower GP (Cayman), Ltd. and BCEC-GFL Borrower II GP (Cayman), Ltd. is wholly-owned by GFL Borrower Luxembourg S.á.r.l. GFL Borrower Luxembourg S.á.r.l. is wholly-owned by BCEC-GFL Holdings (Guernsey) L.P. The general partner of BCEC-GFL Holdings (Guernsey) L.P. is BCEC Management X Limited.The principal business address of the entities identified herein is c/o BC Partners Advisors L.P. 650 Madison Avenue, New York, New York 10022, with the exception of GFL Borrower II (Cayman) LP, which business address is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

(2)
All of the 129,900,359 subordinate voting shares held by BCEC-GFL Borrower (Cayman) LP have been pledged as collateral to secure obligations under a margin loan provided to entities that are affiliates of, or formed for the benefit of, certain of our shareholders including, without limitation, entities that are affiliates of, or formed for the benefit of, the Investors, by certain Canadian chartered banks in connection with the IPO, as amended, restated or replaced from time to time (a “Margin Loan”).

(3)
Shares are held by an entity controlled by Ontario Teachers’ Pension Plan Board over which Ontario Teachers’ Pension Plan Board has voting and dispositive power with respect to the subordinate voting shares. The principal business address of the entity identified herein is 5650 Yonge Street, Toronto, Ontario, M2M 4H5.

(4)
All of the 50,824,825 subordinate voting shares held by an entity controlled by Ontario Teachers’ Pension Plan Board have been pledged as collateral to secure obligations under a Margin Loan.

(5)
Consists of 12,062,964 multiple voting shares, 2 subordinate voting shares and 7,366,193 options to purchase subordinate voting shares currently exercisable or exercisable within 60 days held directly by the Dovigi Group. The Permitted Holders may be deemed to exercise voting and dispositive power with respect to the subordinate voting shares and multiple voting shares held by the Dovigi Group.

(6)
All of the 12,062,964 multiple voting shares have been pledged as collateral to secure obligations under a Margin Loan.

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INTEREST OF CERTAIN PERSONS OR COMPANIES IN
MATTERS TO BE ACTED UPON
To the knowledge of the directors and executive officers of GFL Environmental Inc., no director or executive officer of the Company, any proposed nominee for election as director of the Company, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Other than as described elsewhere in this Circular and in our Annual Report under the heading “Related Party Transactions”, no informed person of the Company, proposed director, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction since the commencement of our most recently completed financial year or in any proposed transaction that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries.
SHAREHOLDER PROPOSALS
There are no shareholder proposals to be considered at the Meeting. The OBCA permits certain eligible shareholders to submit shareholder proposals to us, which proposals may be included in a management information circular relating to an annual general meeting of shareholders. The final date by which we must receive shareholder proposals for our next annual general meeting of shareholders to be held in 2022 is March 20, 2022, subject to adjournment or postponement of such meeting.
We have adopted Advance Notice Provisions that provide, among other things, that shareholders wishing to nominate candidates for election as directors must provide timely written notice to our Corporate Secretary. See “Proposal 1 – Election of Directors” – "Advance Notice Provisions".
ADDITIONAL INFORMATION
Additional information about the Company, including the Annual Report, the 2020 Financial Statements and the 2020 MD&A are available on our website at http://investors.gflenv.com, on SEDAR at http://sedar.com and on EDGAR at http://sec.gov. All of our news releases are also available on such websites. Information contained on, or that can be accessed through, our website does not constitute a part of this Circular and is not incorporated by reference herein.
Financial information is provided in the 2020 Financial Statements and the 2020 MD&A.
APPROVAL BY DIRECTORS
Our Board has approved the contents of this Circular and the sending thereof to each director, each shareholder that is entitled to notice of the Meeting, and the auditor of the Company.
On behalf of the Board of Directors,
(signed) Patrick Dovigi

Patrick Dovigi
President, Chief Executive Officer and
Chaiman of the Board of Directors
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APPENDIX “A” – MANDATE OF THE BOARD OF DIRECTORS
MANDATE OF THE BOARD OF DIRECTORS
Section 1 Introduction
The members of the board of directors (respectively, the “Directors” and the “Board”) of GFL Environmental Inc. (the “Company”) are elected by the shareholders of Company and are responsible for the stewardship of Company. The purpose of this mandate (the “Board Mandate”) is to describe the principal duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities.
Certain aspects of the composition and organization of the Board are prescribed and/or governed by the Business Corporations Act (Ontario) and the constating documents of the Company, and applicable agreements, including the investor rights agreements (the “Investor Rights Agreements”). Certain of the provisions of the Board Mandate may be modified or superseded by the provisions of the Investor Rights Agreements. In the event of a conflict between this Board Mandate and the Investor Rights Agreements, the Investor Rights Agreements shall prevail.
Section 2 Chair of the Board
The chair of the Board (the “Chair”) shall be appointed by the Board.
Section 3 Board Size
The constating documents of the Company provide that the Board shall be comprised of a minimum of one (1) Director and a maximum of fifteen (15) Directors. The Board shall initially be comprised of eight (8) Directors. The Board shall periodically review its size in light of its duties and responsibilities from time to time.
Section 4 Independence
(1)
The Board shall be comprised of a majority of independent Directors. A Director shall be considered independent if he or she meets the criteria for independence established by applicable laws and the rules of any stock exchange upon which the Company’s securities are listed, including National Instrument 58-101 – Disclosure of Corporate Governance Practices.

(2)
The Board may appoint an independent lead Director (the “Lead Director”) from among the Directors, who shall serve for such term as the Board may determine. If the Company has a non-executive Chair, then the role of the Lead Director will be filled by the non-executive Chair. The Lead Director or non-executive Chair shall chair any meetings of the independent directors and assume such other responsibilities as the independent directors may designate in accordance with any applicable position descriptions or other applicable guidelines that may be adopted by the Board from time to time.

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Section 5 Role and Responsibilities of the Board
The Board is responsible for supervising the management of the business and affairs of the Company and is expected to focus on guidance and strategic oversight with a view to increasing shareholder value.
In accordance with the Business Corporations Act (Ontario), in discharging his or her duties, each Director must act honestly and in good faith, with a view to the best interests of the Company. Each Director must also exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
Section 6 Board Meetings
(1)
In accordance with the constating documents of the Company, meetings of the Board may be held at such times and places as the Chair may determine and as many times per year as necessary to effectively carry out the Board’s responsibilities. The independent Directors may meet without senior executives of the Company or any non-Independent Directors, as required.

(2)
The Chair shall be responsible for establishing or causing to be established the agenda for each Board meeting, and for ensuring that regular minutes of Board proceedings are kept and circulated on a timely basis for review and approval.

(3)
The Board may invite, at its discretion, any other individuals to attend its meetings. Senior executives of the Company shall attend a meeting if invited by the Board.

Section 7 Delegations and Approval Authorities
(1)
The Board shall appoint the president and chief executive officer of the Company (the “CEO”) and delegate to the CEO and other senior executives the authority over the day-to-day management of the business and affairs of Company.

(2)
The Board may delegate certain matters it is responsible for to the committees of the Board, currently consisting of the Audit Committee, and the Nomination, Governance and Compensation Committee (the “NGC Committee”). The Board may appoint other committees, as it deems appropriate, to the extent permissible under applicable law. The Board will, however, retain its oversight function and ultimate responsibility for such matters and associated delegated responsibilities.

Section 8 Strategic Planning Process and Risk Management
(1)
The Board shall adopt a strategic planning process to establish objectives and goals for the Company’s business and shall review, approve and modify as appropriate the strategies proposed by senior executives to achieve such objectives and goals. The Board shall review and approve, at least on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business and affairs.

(2)
The Board, in conjunction with management, shall be responsible to identify the principal risks of the Company’s business and oversee management’s implementation of appropriate systems to seek to effectively monitor, manage and mitigate the impact of such risks. Pursuant to its duty to oversee the implementation of effective risk management policies and procedures, the Board may delegate to applicable Board committees the responsibility for assessing and implementing appropriate policies and procedures to address specified risks, including delegation of financial and related risk management to the Audit Committee and delegation of risks associated with compensation policies and practices to the NGC Committee.

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Section 9 Succession Planning, Appointment and Supervision of Senior Executives
(1)
The Board shall approve the corporate goals and objectives of the CEO and, with the assistance of the NGC Committee, review the performance of the CEO against such corporate goals and objectives. The Board shall take steps to satisfy itself as to the integrity of the CEO and other senior executives of the Company and that the CEO and other senior executives create a culture of integrity throughout the organization.

(2)
The Board shall approve the succession plan for the Company, including the selection, appointment, supervision and evaluation of the senior executives of Company, and shall also approve the compensation of the senior executives of Company upon recommendation of the NGC Committee.

Section 10 Financial Reporting and Internal Controls
The Board shall review and monitor, with the assistance of the Audit Committee, the adequacy and effectiveness of the Company’s system of internal control over financial reporting, including any significant deficiencies or changes in internal control and the quality and integrity of the Company’s external financial reporting processes.
Section 11 Regulatory Filings
The Board shall approve applicable regulatory filings that require or are advisable for the Board to approve, which the Board may delegate in accordance with Section 7(2) of this mandate. These include, but are not limited to, the annual audited financial statements, interim financial statements and related management discussion and analysis accompanying such financial statements, management proxy circulars, annual information forms, offering documents and other applicable disclosure.
Section 12 Corporate Disclosure and Communications
The Board will seek to ensure that corporate disclosure of the Company complies with all applicable laws, rules and regulations and the rules and regulations of the stock exchanges upon which Company’s securities are listed. In addition, the Board shall adopt appropriate procedures designed to permit the Board to receive feedback from shareholders on material issues.
Section 13 Corporate Policies
The Board shall adopt and periodically review policies and procedures designed to ensure that the Company and its Directors, officers and employees comply with all applicable laws, rules and regulations and conduct the Company’s business ethically and with honesty and integrity.
Section 14 Review of Mandate
The Board may, from time to time, permit departures from the terms of this Mandate, either prospectively or retrospectively. This Mandate is not intended to give rise to civil liability on the part of the Company or its Directors or officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.
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The Board may review and recommend changes to the Board Mandate from time to time and the NGC Committee may periodically review and assess the adequacy of this mandate and recommend any proposed changes to the Board for consideration.
Dated:	May 7, 2020
Approved by:	Board of Directors of the Company
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APPENDIX “B” – AUDIT COMMITTEE CHARTER
AUDIT COMMITTEE CHARTER
This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the board of directors (the “Board”) of GFL Environmental Inc. (the “Company”).
Section 1 Statement of Purpose
The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:
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financial statements and financial reporting processes;

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the systems of internal accounting and financial controls;

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the annual independent audit of the financial statements;

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legal and regulatory compliance;

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reviewing and monitoring compliance with debt covenants and reviewing the process and reports with which the Company measures financial results or performance; and

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public disclosure items such as quarterly press releases, financial-oriented investor relations materials and other public reporting requirements.

Section 2 Committee Membership
The Committee shall consist of as many directors of the Board as the Board may determine (the “Members”), but in any event, not less than 3 (three) Members. All of the Members shall meet the criteria for independence and financial literacy established by applicable laws and the rules of any stock exchanges upon which the Company’s securities are listed, including National Instrument 52-110 – Audit Committees (“NI 52-110”) subject to any exceptions permitted under NI 52-110, and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended, subject to an election by the Company to rely upon the transition periods applicable to initial public offerings under such rule. NI 52-110 also requires that to be independent, a Member be free of any relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member’s independent judgment.
Members shall be appointed by the Board, taking into account any recommendation that may be made by the Nomination, Governance and Compensation Committee of the Board (the “NGC Committee”). Any Member may be removed and replaced at any time by the Board, and will automatically cease to be a Member if he or she ceases to meet the qualifications required of Members. The Board will fill vacancies on the Committee by appointment from among qualified directors of the Board, taking into account any recommendation that may be made by the NGC Committee. If a vacancy exists on the Committee, the remaining Members may exercise all of their powers so long as there is a quorum.
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Chair
The Board will designate one of the independent directors of the Board to be the chair of the Committee (the “Chair”), taking into account any recommendation that may be made by the NGC Committee.
Qualifications
All Members shall be independent and financially literate as described above, subject to any exceptions permitted under NI 52-110, and subject to an election by the Company to rely upon the transition periods applicable to initial public offerings under SEC rules. Members must have suitable experience and must be familiar with auditing and financial matters.
Attendance of Ex Officio Members, Management and other Persons
The Committee may invite, at its discretion, senior executives of the Company or such persons as it sees fit to attend meetings of the Committee and to take part in the discussion and consideration of the affairs of the Committee. Senior executives and other employees of the Company shall attend a Committee meeting if invited by the Committee. The Committee may also require senior executives or other employees of the Company to produce such information and reports as the Committee may deem appropriate in the proper exercise of its duties. The Committee may meet without senior executives in attendance for a portion of any meeting of the Committee.
Delegation
Subject to applicable law, the Committee may delegate any or all of its functions to any of its independent Members or any independent sub-set thereof, from time to time as it sees fit.
Section 3 Committee Operations
Meetings
The Chair, in consultation with the other Members, shall determine the schedule and frequency of meetings of the Committee. Meetings of the Committee shall be held at such times and places as the Chair may determine. To the extent possible, advance notice of each meeting will be given to each Member unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings of the Committee either in person or by telephone, video or other electronic means. Powers of the Committee may also be exercised by written resolutions signed by all Members.
At the request of the external auditors of the Company, the Chief Executive Officer or the Chief Financial Officer of the Company or any Member, the Chair shall convene a meeting of the Committee. Any such request shall set out in reasonable detail the business proposed to be conducted at the meeting so requested. The Committee shall meet at least quarterly.
The Committee will meet in camera with only the external auditors, the Vice President of Internal Audit and Compliance and, if desired, senior executives of the Company, or the Members, where and to the extent that, such parties are present, at any meeting of the Committee.
Agenda and Reporting
To the extent possible, in advance of every regular meeting of the Committee, the Chair shall prepare and distribute, or cause to be prepared and distributed, to the Members and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting
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together with appropriate briefing materials. The Committee may require senior executives and other employees of the Company to produce such information and reports as the Committee may deem appropriate in order for it to fulfill its duties.
The Chair shall report to the Board on the Committee’s activities since the last Board meeting. However, the Chair may report orally to the Board on any matter in his or her view requiring the immediate attention of the Board. Minutes of each meeting of the Committee shall be circulated to the directors following approval of the minutes by the Members.
Secretary and Minutes
The secretary of the Company may act as secretary of the Committee unless an alternative secretary is appointed by the Committee. The secretary of the Committee shall keep regular minutes of Committee proceedings.
Quorum and Procedure
A quorum for any meeting of the Committee will be a simple majority. The procedure at meetings will be determined by the Committee. The powers of the Committee may be exercised at a meeting where a quorum is present or by resolution in writing signed by all Members. In the absence of the Chair, the Committee may appoint one of its other Members to act as Chair of any meeting.
Exercise of Power between Meetings
Between meetings, the Chair, or any Member designated for such purpose by the Committee, may, if required in the circumstance, exercise any power delegated by the Committee on an interim basis. The Chair or other designated Member will promptly report to the other Members in any case in which this interim power is exercised.
Section 4 Duties and Responsibilities
The Committee is responsible for performing the duties set out below and any other duties that may be assigned to it by the Board as well as any other functions that may be necessary or appropriate for the performance of its duties.
Financial Reporting and Disclosure
Review and recommend to the Board for approval, the audited annual financial statements, including the auditors’ report thereon, the quarterly financial statements, management discussion and analysis, financial reports, earnings press releases and other applicable financial disclosure, prior to the public disclosure of such information.
Discuss with the independent auditors the matters required to be discussed by the applicable auditing standards adopted by the Public Company Accounting Oversight Board (the “PCAOB”) and approved by the U.S. Securities and Exchange Commission (“SEC”) from time to time, including any critical audit matters.
Review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual reports to shareholders, management proxy circulars, material change disclosures of a financial nature and similar disclosure documents prior to the public disclosure of such documents or information.
Review with senior executives of the Company, and with external auditors, all critical accounting policies and practices to be used by the Company and alternative treatments under International Financial Reporting Standards (“IFRS”), with a view to gaining reasonable
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assurance that financial statements are accurate, complete and present fairly the Company’s financial position and the results of its operations in accordance with IFRS, as applicable.
Review periodically the effect of regulatory and accounting initiatives, as well as off-balance sheet structures (if any), on the financial statements of the Company.
Discuss with the external auditor its evaluation of the Company’s identification of, accounting for and disclosure of its relationships with related parties as set forth under the standards of the PCAOB.
Seek to ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, the Company’s disclosure controls and procedures and periodically assess the adequacy of those procedures and recommend any proposed changes to the Board for consideration.
Internal Controls and Internal Audit
Review the adequacy and effectiveness of the Company’s internal control and information systems through discussions with senior executives of the Company and the external auditor relating to the maintenance of: (i) necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Company’s transactions; (ii) effective internal control over financial reporting; and (iii) adequate processes for assessing the risk of material misstatements in the financial statements and for detecting control weaknesses or fraud. From time to time the Committee shall assess any requirements or changes with respect to the establishment or operations of the internal audit function having regard to the size and stage of development of the Company at such time.
Satisfy itself, through discussions with the Vice President of Internal Audit and Compliance, and any other senior executives of the Company as desired, that the adequacy of internal controls, systems and procedures has been periodically assessed in accordance with regulatory requirements and recommendations.
Review and discuss the Company’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.
Review and make recommendations to the Board regarding, the adequacy of the Company’s risk management policies and procedures with regard to identification of the Company’s principal risks and implementation of appropriate systems and controls to manage such risks including an assessment of the adequacy of insurance coverage maintained by the Company.
Periodically review the Company’s policies and procedures for reviewing and approving or ratifying related-party transactions.
Review and approve the appointment of the Vice President Internal Audit function and the responsibilities of the department, including budget and staffing requirements. Annually review and approve the internal audit plan. Review on a quarterly basis the report of the Vice President Internal Audit.
External Audit
To the fullest extent permitted under applicable law, be solely and directly responsible for the compensation, retention, oversight and, when necessary, termination of any auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company (including the resolution of disagreements between
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management and such firm regarding financial reporting). Recommend to the Board and shareholders the appointment of the external auditor.
Ensure the external auditors report directly to the Committee on a regular basis.
Review, at least annually, the qualifications, performance and the independence of the external auditors.
Review the audit plan of the external auditors prior to the commencement of any audit. Establish and maintain a direct line of communication with the Company’s external auditors.
Approve all auditing services and non-audit services (other than “prohibited non-audit services” as defined in SEC rules) to be provided to the Company by its independent external auditor. The Committee may delegate authority to one or more independent members to grant pre-approvals of audit and permitted non-audit services; provided that any such pre-approvals will be presented to the full Committee at its next scheduled meeting.
Review the results of the external audit and the external auditor’s report thereon, including, discussions with the external auditors as to the quality of accounting principles used and any alternative treatments of financial information that have been discussed with senior executives of the Company and any other matters.
Review any material written communications between senior executives of the Company and the external auditors and any significant disagreements between the senior executives and the external auditors.
Discuss with the external auditors their perception of the Company’s financial and accounting personnel, records and systems, key audit matters, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto.
Discuss with the external auditors their perception of the Company’s identification and management of risks, including the adequacy or effectiveness of policies and procedures implemented to mitigate such risks.
Review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board.
Review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to address any such issues.
Associated Responsibilities
Establish, monitor and periodically review the Whistleblower Policy of the Company and associated procedures for:
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the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

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the confidential, anonymous submission by directors, officers and employees of the Company of concerns regarding questionable accounting or auditing matters; and

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if applicable, any violations of applicable law, rules or regulations that relates to corporate reporting and disclosure, or violations of the Company’s Code of Ethics.

Review and approve the Company’s hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditors of the Company.
Other Duties
Direct and supervise the investigation into any matter brought to its attention within the scope of the Committee’s duties. Perform such other duties as may be assigned to it by the Board from time to time or as may be required by applicable law.
Section 5 The Committee Chair
In addition to the responsibilities of the Chair described above, the Chair has the primary responsibility for overseeing and reporting on the evaluations to be conducted by the Committee, as well as monitoring developments with respect to accounting and auditing matters in general and reporting to the Committee on any related significant developments.
Section 6 Committee Evaluation
Annually evaluate the composition and effectiveness of the Committee. The self-assessment of the Committee shall be reported to the Board as part of its regular evaluation of the Board committees.
Section 7 Access to Information and Authority to Retain Independent Advisors
The Committee shall be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties and all directors of the Company, officers and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at the Company’s expense, independent legal, financial, and other advisors, consultants and experts to assist the Committee in fulfilling its duties and responsibilities, including sole authority to retain and to approve their fees. The Committee shall select such advisors, consultants and experts after taking into consideration factors relevant to their independence from management and other relevant considerations.
The Company shall provide appropriate funding, as determined by the Committee, for payment of compensation to the independent registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company and any advisors that the Committee chooses to engage, as well as funding for the payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.
The Committee shall discharge its responsibilities, and shall assess the information provided by the Company’s management and the external advisers, in accordance with its business judgment. Members are entitled to rely, absent knowledge to the contrary, on the integrity of the persons and organizations from whom they receive information, and on the accuracy and completeness of the information provided. Nothing in this Charter is intended or may be construed as imposing on any member of the Committee or the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law.
The Committee also has the authority to communicate directly with internal and external auditors. While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or comply with IFRS and other applicable
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requirements. These are the responsibilities of the senior executives of the Company responsible for such matters and the external auditors. The Committee, the Chair and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure. This Charter is not intended to change or interpret the constating documents of the Company or applicable law or stock exchange rule to which the Company is subject, and this Charter should be interpreted in a manner consistent with all such applicable laws and rules.
The Board may, from time to time, permit departures from the terms of this Charter, either prospectively or retrospectively to the extent permitted under applicable law and listing standards. This Charter is not intended to give rise to civil liability on the part of the Company or its directors or officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.
Section 8 Review of Charter
The Committee shall periodically review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.
Dated:	February 10, 2021
Approved by:	Audit Committee Board of Directors
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